

Notice of Annual Meeting of Stockholders
To Be Held May 11, 2017

TO OUR STOCKHOLDERS:

You are cordially invited to attend the Annual Meeting of Stockholders of E*TRADE Financial Corporation ("E*TRADE," the "Company," "us" or "we"), which will be held in the Roman Room at The Michelangelo Hotel, 152 West 51st Street, New York, New York 10019, on May 11, 2017 at 8:30 a.m. EDT, for the following purposes:

1. To elect twelve directors to the Board of Directors to serve until the 2018 Annual Meeting of Stockholders.

2. To approve, by a non-binding advisory vote, the compensation of the Company's Named Executive Officers (the "Say-on-Pay Vote").

3. To select, by a non-binding advisory vote, the frequency of the Say-on-Pay Vote.

4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2017.

5. To act upon such other business as may properly come before the Annual Meeting of Stockholders, or any adjournments or postponements thereof.

The Board has fixed the close of business on March 13, 2017 as the record date for determining those stockholders entitled to receive notice of, to attend and to vote at the Annual Meeting of Stockholders.

The Company is pleased to continue to furnish its proxy materials to its stockholders via the Internet. We believe that this process allows us to provide our stockholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. If you received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability.

It is important that your shares be represented at the Annual Meeting of Stockholders. EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING OF STOCKHOLDERS, PLEASE SUBMIT YOUR PROXY BY INTERNET, PHONE OR MAIL AS SOON AS POSSIBLE. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the attached proxy statement. Unless you have previously requested printed materials or you request a paper copy of our proxy materials in the manner specified in the Notice of Internet Availability, you will not receive a paper proxy card.

Please read the proxy materials carefully. Your vote is important and the Company appreciates your cooperation in considering and acting on the matters presented.

Very truly yours,

Rodger A. Lawson
Executive Chairman

March 29, 2017
New York, New York

TABLE OF CONTENTS

PROXY SUMMARY

Below are highlights of the information that you will find in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement and our Annual Report for the year ended December 31, 2016 before voting.

2017 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	Thursday, May 11, 2017 at 8:30 a.m. EDT
Place:	The Michelangelo Hotel Roman Room 152 West 51st Street New York, New York 10019
Record Date:	March 13, 2017
Voting:	Stockholders as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the Annual Meeting of Stockholders.
Admission:	Photo identification and proof of ownership are required to attend the Annual Meeting of Stockholders. Please see the question "Who can attend the Annual Meeting?" on page 3 for more details.

MEETING AGENDA AND VOTING RECOMMENDATIONS

	Board Vote Recommendation	Page Reference (for more detail)
Proposal 1 – Election of Twelve Nominees for Director	✓FOR each nominee	6
Proposal 2 – Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers (the "Say-on-Pay Vote")	✓FOR	19
Proposal 3 – Non-Binding Advisory Vote to Select the Frequency of the Say-on-Pay Vote	✓ONE YEAR	20
Proposal 4 – Ratification of Appointment of Independent Registered Public Accounting Firm	✓FOR	21

HOW TO CAST YOUR VOTE

Your Vote is Important

Please cast your vote, even if you plan to attend the Annual Meeting of Stockholders in person. **Stockholders of Record**, who hold shares registered in their names, may vote:

- ✓ Online by visiting www.proxyvote.com
- ✓ By calling 1-800-690-6903 (please have your proxy card in hand)
- ✓ By returning a signed proxy card via U.S. mail

The deadline for voting online or by telephone is 11:59 p.m. EDT on May 10, 2017. If you vote by mail, your proxy card must be received no later than the day before the Annual Meeting of Stockholders.

Street Name Holders, who own shares through a bank or brokerage firm, may vote by returning the voting instruction form, or by following the instructions for voting via telephone or the Internet, provided by their bank or broker.

If you own shares in different accounts or in more than one name you may receive different voting instructions for each type of ownership. Please vote all your shares. If you are a Stockholder of Record or a Street Name Holder who has a legal proxy to vote the shares, you may choose to vote in person at the Annual Meeting of Stockholders.

Even if you plan to attend the Annual Meeting of Stockholders in person,
please cast your vote as soon as possible.

DIRECTOR NOMINEES

The following table provides summary information about each director nominee standing for election to the Board for a one-year term that will expire at the Company's 2018 Annual Meeting of Stockholders.

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships
Richard J. Carbone	69	2013	Retired Financial Services Executive	Yes	Audit Compensation
James P. Healy	66	2015	Chief Executive Officer, Capra Ibex Advisors	Yes	Compensation Risk Oversight
Kevin T. Kabat	60	2016	Retired Banking Executive	Yes	Compensation Governance
Frederick W. Kanner	74	2008	Retired Corporate Lawyer	Yes	Audit Compensation Governance
James Lam	56	2012	President, James Lam & Associates	Yes	Audit Risk Oversight
Rodger A. Lawson	70	2012	Executive Chairman of the Company	No	
Shelley B. Leibowitz	56	2014	Technology Advisor	Yes	Risk Oversight
Karl A. Roessner	49	2016	Chief Executive Officer of the Company	No	
Rebecca Saeger	62	2012	Retired Marketing Executive	Yes	Compensation Governance
Joseph L. Sclafani	68	2008	Retired Banking Executive	Yes	Audit Risk Oversight
Gary H. Stern	72	2014	Retired Financial Services Regulator	Yes	Risk Oversight
Donna L. Weaver	73	2003	Retired Corporate Executive	Yes	Audit Governance

CORPORATE GOVERNANCE HIGHLIGHTS

The Company is committed to good corporate governance, which we believe is important to the success of our business and in advancing stockholder interests. Highlights include:

✓ Annual Election of Directors	✓ Lead Independent Director
✓ 10 out of 12 Directors are Independent	✓ Regular Executive Sessions of Independent Directors
✓ Diversity Reflected in Board Composition	✓ Annual Board and Committee Self-Evaluations
✓ Independent Audit, Compensation, Governance, and Risk Oversight Committees	✓ New Directors Receive Orientation and Participate in Continuing Education on Critical Topics and Issues
✓ Robust Equity Ownership and Retention Policies for Executives and Directors	✓ Policies Prohibiting Short Sales, Hedging and Pledging
✓ Executive Compensation Driven by Pay-for-Performance Philosophy	✓ Use of a Relevant Peer Group for Annual Evaluation of our Compensation Program
✓ Annual Incentive and Equity Compensation Award Based on Pre-established Performance Goals	✓ No Tax Gross-ups
✓ Recoupment Policy to Recapture Unearned Cash and Equity Incentives	✓ No Executive SERPs or Excessive Perquisites
✓ Annual Risk Assessment Covering All Incentive Plans	✓ No Single Trigger Change-In-Control Provisions for Equity Awards
✓ Annual Advisory Approval of Executive Compensation	✓ No Dividends Paid on Unvested Equity Awards
✓ Use of Independent Compensation Consultants	✓ Risk Oversight by Full Board and Committees
✓ Independent Reporting Lines between the Committees and the Audit, Risk, and Compliance functions	✓ Board Oversight of CEO and Executive Management Succession Plans
✓ Majority Voting Policy for Election of Directors	

EXECUTIVE COMPENSATION HIGHLIGHTS

The Company's executive compensation program is overseen by the Compensation Committee of the Board of Directors. A summary of the Compensation Committee's philosophy on compensation and a detailed description of the Company's executive compensation program begins on page 26 of this Proxy Statement.

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PROXY STATEMENT

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FOR ANNUAL MEETING OF STOCKHOLDERS OF E*TRADE FINANCIAL CORPORATION

To Be Held May 11, 2017

This Proxy Statement is furnished in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies to be voted at the Annual Meeting of Stockholders (the "Annual Meeting"), which will be held in the Roman Room at The Michelangelo Hotel, 152 West 51st Street, New York, New York 10019, on May 11, 2017 at 8:30 a.m. EDT, or at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. These materials were first sent or made available to stockholders on or about March 29, 2017.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these materials?

We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the Annual Meeting to be held on Thursday, May 11, 2017, at 8:30 a.m. EDT, and at any postponements or adjournments thereof. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement (the "Proxy Statement").

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in the Notice of Annual Meeting of Stockholders. These include:

1.   the election of directors;

2.   a non-binding advisory vote to approve the compensation of the Company's Named Executive Officers (the "Say-on-Pay Vote");

3.   a non-binding advisory vote to select the frequency of the Say-on-Pay Vote; and

4.   the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm.

Once the business of the Annual Meeting is concluded, representatives from the Company and Deloitte & Touche LLP will be available to respond to questions from stockholders.

What is a proxy and how does it work?

The Board is asking for your proxy. A "proxy" is your legal designation of another person to vote the stock you own in the manner you direct. If you designate someone as your proxy in a written document, that document is also called a proxy or proxy card. By giving your proxy to the persons named as proxy holders in the proxy card accompanying this Proxy Statement, you authorize them to vote your shares of our common stock, $0.01 par value per share (the "Common Stock"), at the Annual Meeting in the manner you direct. You may vote your shares for, against or abstain for all, some or none of the director nominees and you may choose to vote your shares for, against or abstain with respect to the other matters we are submitting to a vote of our stockholders at the Annual Meeting.

If you complete and submit your proxy in one of the manners described below, but do not specify how to vote, the proxy holders will vote your shares FOR the election of directors as described in "Proposal 1—Election of Directors"; FOR the approval of the compensation of the Company's Named Executive Officers ("NEOs") as described in "Proposal 2—Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers (the "Say-on-Pay Vote")"; for the selection of ONE YEAR as the frequency of the Say-on-Pay Vote as described in "Proposal 3—Non-Binding Advisory Vote to Select the Frequency of the Say-on-Pay Vote"; and FOR the ratification of the appointment of accountants as described in "Proposal 4—Ratification of Appointment of Independent Registered Public Accounting Firm."

How can I receive a paper or electronic copy of this Proxy Statement?

We mailed the Notice of Internet Availability to our stockholders, except those who had previously requested paper materials. The Notice of Internet Availability contains instructions on how to access and review the proxy materials and our Annual Report for the year ended December 31, 2016 (the "2016 Annual Report") over the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability.

Who may vote and how many votes do I have?

Only stockholders of record at the close of business on March 13, 2017 (the "Record Date") may vote at the Annual Meeting. On that date, there were 274,700,705 outstanding shares of our Common Stock.

All of the outstanding shares of Common Stock are entitled to vote at the Annual Meeting. Stockholders of record on the Record Date will have one vote for each share of Common Stock they hold.

What is the difference between a stockholder of record and a beneficial owner of stock held in street name?

Stockholders of Record. If your shares are registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are a "stockholder of record" with respect to those shares and the Notice of Internet Availability or the proxy materials were sent directly to you by Broadridge Financial Solutions, Inc.

Street Name Holders. If you hold your shares in an account at a bank or broker, you are the beneficial owner of shares held in "street name." The Notice of Internet Availability or proxy materials were forwarded to you by your bank or broker, who is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your bank or broker on how to vote the shares held in your account. See the voting instruction form provided by your bank or broker for instructions.

How can I vote my shares?

By Written Proxy. All stockholders of record who received a Notice of Internet Availability or the proxy materials electronically may request a proxy card at any time by following the instructions on the Notice of Internet Availability or on the voting website (www.proxyvote.com). If you are a street name holder, you will receive instructions on how you may vote from your bank or broker, unless you previously enrolled in electronic delivery.

By Telephone or Internet. All stockholders of record may vote by telephone using the toll-free telephone number on the proxy card, or through the Internet by visiting www.proxyvote.com before 11:59 p.m. EDT on May 10, 2017. The Internet and telephone voting procedures are designed to authenticate stockholders' identities, allow stockholders to vote their shares and to confirm that their instructions have been properly recorded. If you would like to receive future stockholder materials electronically, please enroll after you complete your voting process on www.proxyvote.com. Street name holders may vote by Internet or telephone if their bank or broker makes those methods available, in which case the bank or broker will provide instructions with the proxy materials.

<u>In Person</u>. All stockholders of record may vote in person at the Annual Meeting. Street name holders may vote in person at the Annual Meeting if they have a legal proxy, as described below.

Whether you plan to attend the Annual Meeting or not, we encourage you to vote by proxy as soon as possible. **Please note that the Notice of Internet Availability is not a proxy card and it cannot be used to vote your shares.**

What does it mean if I receive more than one Notice of Internet Availability or Voting Instruction Form?

You may receive more than one Notice of Internet Availability or voting instruction form depending on how you hold your shares. You will receive a Notice of Internet Availability for shares registered in your name. If you are the beneficial owner of shares held in street name, you may also receive a voting instruction form from your bank or broker asking how you want to vote. If your shares are registered differently and are in more than one account, you will receive more than one Notice of Internet Availability or voting instruction form and may have to cast multiple votes. We encourage you to vote all of your shares and to have all accounts registered in the same name and address whenever possible.

Can I change my vote?

Stockholders of record may revoke a proxy and/or change their vote before the time of voting at the Annual Meeting by:

- voting again at www.proxyvote.com or by telephone before 11:59 p.m. EDT on May 10, 2017,

- mailing a revised proxy card dated later than the prior proxy, or

- notifying our Corporate Secretary in writing that you are revoking your proxy before the Annual Meeting. Our Corporate Secretary may be reached at our offices located at Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120.

To be counted, revocations submitted in a manner provided for above must be received the day before the Annual Meeting. You may also revoke your proxy by voting in person at the Annual Meeting.

Street name holders may revoke a proxy and/or change their vote before the time of voting at the Annual Meeting by:

- submitting new voting instructions in the manner provided by your bank or broker, or

- contacting your bank or broker to request a legal proxy in order to vote your shares in person at the Annual Meeting.

Who can attend the Annual Meeting?

Only stockholders of record and street name holders as of the Record Date, or their duly appointed proxies, and guests of the Company may attend the Annual Meeting.

<u>Stockholders of Record</u>. Please bring photo identification and proof of share ownership with you to the Annual Meeting. For example, the Notice of Internet Availability received in connection with this meeting is acceptable proof of share ownership.

<u>Street Name Holders</u>. Please bring photo identification and proof of share ownership with you to enter the Annual Meeting. For example, a bank or brokerage account statement showing that you owned Common Stock in the Company on the Record Date is acceptable as proof of share ownership. You may not, however, vote your shares at the Annual Meeting unless you obtain a legal proxy from your bank or broker. A legal proxy is a bank's or broker's authorization for you to vote the shares it holds in its name on your behalf. To obtain a legal proxy, please contact your bank or broker for further information.

What constitutes a quorum for the Annual Meeting?

A quorum is necessary to conduct business at the Annual Meeting. A quorum requires the presence of a majority of the outstanding shares of Common Stock entitled to vote, in person or represented by proxy. Your shares will be counted toward the quorum requirement if you have voted by proxy.

Abstentions and broker non-votes count as "shares present" at the meeting for purposes of determining a quorum. A broker non-vote occurs when a bank, broker or other nominee who holds shares for a beneficial owner does not vote on a particular item because the nominee does not have discretionary voting authority to vote on that item and has not received instructions from the beneficial owner of the shares.

If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

How many votes are needed to approve each of the proposals and what are the effects of such votes?

For "Proposal 1—Election of Directors," directors will be elected by a majority of the votes cast. "Votes cast" excludes both abstentions and "broker non-votes" (described above). In an uncontested election, such as this year's election, any director nominee who receives an equal or greater number of votes "against" as compared to votes "for" must tender his or her resignation to the Governance Committee of the Board. The Governance Committee is required to make recommendations to the Board with respect to any such tendered resignation. The Board will act on the tendered resignation within 90 days from the certification of the stockholder vote and will publicly disclose its decision, including its rationale. Please see "Majority Voting Standard and Director Resignation Policy" on page 15 for further details.

For "Proposal 2—Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers (the "Say-on-Pay Vote")," the outcome of the vote will not be binding on the Board or the Compensation Committee. However, the Board and the Compensation Committee, in the exercise of their fiduciary duties, will consider the outcome of the advisory vote in determining future compensation decisions. An affirmative vote of a majority of the votes cast will be considered approval by our stockholders of the compensation of our NEOs. Abstentions and broker non-votes will have no impact, as they are not counted as votes cast, on Proposal 2.

For "Proposal 3—Non-Binding Advisory Vote to Select the Frequency of the Say-on-Pay Vote," the outcome of the vote will not be binding on the Board. However, the Board, in the exercise of its fiduciary duties, will consider the outcome of the advisory vote in determining how frequently we will seek stockholder advisory votes on the compensation of our NEOs. The option that receives the greatest number of votes—every one, two or three years—will be considered the frequency approved by our stockholders. Abstentions and broker non-votes will have no impact, as they are not counted as votes cast, on Proposal 3.

For "Proposal 4—Ratification of Appointment of Independent Registered Public Accounting Firm," an affirmative vote of the majority of the shares of Common Stock present in person or represented by proxy and entitled to vote on the item will be considered ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm. Abstentions will have the same effect as a vote against Proposal 4.

If you are a street name holder and you do not instruct the bank or broker on how to vote your shares, your bank or broker may exercise its discretionary authority to vote your shares with regard to Proposal 4, but cannot exercise its discretionary authority to vote your shares regarding Proposals 1, 2 and 3, thus resulting in "broker non-votes."

Who pays for the solicitation of proxies?

The Company pays the cost of soliciting proxies. We retained Innisfree M&A Incorporated to advise the Company and assist with our solicitation of proxies for an estimated fee of $17,500 plus reasonable out-of-pocket expenses. We will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending soliciting materials to beneficial owners and obtaining their votes.

In addition to solicitation by mail, proxies may be solicited personally, by telephone or electronic media by our employees.

What if only one copy of the Notice of Internet Availability or proxy materials was delivered to multiple stockholders who share a single address?

Under Securities and Exchange Commission ("SEC") rules, a single Notice of Internet Availability (or one copy of this Proxy Statement and the accompanying 2016 Annual Report, for those stockholders who previously requested paper copies) will be delivered in one envelope to multiple stockholders having the same last name and address and to individuals with more than one account registered at American Stock Transfer & Trust Company, LLC with the same address unless contrary instructions have been received from an affected stockholder. This procedure, referred to as "householding," reduces the volume of duplicate materials that stockholders receive and reduces mailing expenses.

You may revoke your consent to future householding mailings or enroll in householding by submitting a written request to our Corporate Secretary, at the Company's offices located at Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120. You may also send an email to ir@etrade.com or call us at (646) 521-4340. We will deliver a separate copy of all documents to an individual stockholder who shares an address with another stockholder upon request to the address, email or telephone number provided above even if a single copy of the documents was originally delivered.

PROPOSAL 1

ELECTION OF DIRECTORS

Listed below are the Company's twelve directors, each of whom has been nominated by the Board for election by the stockholders at the Annual Meeting and has agreed to be named in this Proxy Statement and to serve if elected. Under the Company's Amended and Restated Certificate of Incorporation, each of the twelve nominees standing for election at this Annual Meeting would, if elected, serve for a term beginning on the date of election and ending at the Company's 2018 Annual Meeting of Stockholders or until his or her earlier resignation or removal.

In the absence of contrary instructions, the proxy holders intend to vote all proxies received by them FOR the nominees for director listed below. Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxy holders intend to vote your Common Stock for any substitute nominee proposed by the Board.

Qualifications of Directors

The Board, acting through its Governance Committee, is responsible for recommending to the stockholders a group of nominees that, taken together, have a significant breadth and diversity of relevant experience, professional expertise, knowledge and abilities to carry out the Board's responsibilities. Our Governance Committee Charter requires the Governance Committee to periodically review the composition of the Board and its committees in light of the risks, current challenges and needs of the Company and determine whether to add or remove individuals after considering issues of knowledge, expertise, judgment, term of service, age, skills, diversity of background and experience and relationships with various constituencies.

In presenting this year's nominees, the Governance Committee considered, among other things, the experience the nominees gained in enhancing their oversight over management in light of the heightened standards from the Company's and its subsidiaries' regulators, their ability to work as a collegial group during a period of transition and their willingness to spend the time necessary to perform their duties despite other professional commitments.

In addition to the characteristics common to all of our directors, which include expertise within the financial services industry, integrity, a strong professional reputation and a record of achievement in senior executive capacities, the Governance Committee has included on the Board persons with diverse backgrounds and skills reflecting the needs of the Company.

In evaluating each nominee for service on the Board, the Governance Committee considered the following specific experience and skills of the current Board:

- Experience in a broad range of occupations and industries, which provides differing viewpoints and expertise relating to execution of the Company's business plans, including the banking, brokerage and financial services industry which is common to all our directors, technology and digital media (Messrs. Healy, Lam, and Lawson and Mses. Leibowitz and Weaver), cybersecurity (Ms. Leibowitz), marketing and consumer retail (Mr. Lawson, Mses. Saeger and Weaver), legal (Messrs. Kanner and Roessner) and enterprise risk management (Messrs. Healy, Lam, Lawson and Stern); and

- Significant substantive experience in areas applicable to service on the Board and its committees, including corporate financial management, auditing and accounting (Messrs. Carbone, Healy, Lawson and Sclafani and Ms. Weaver), credit and risk management (Messrs. Healy, Kabat, Lam, Lawson and Stern), regulated financial services (Messrs. Carbone, Healy, Kabat, Lam, Lawson and Roessner, Mses. Leibowitz and Saeger and Mr. Sclafani), bank regulation (Messrs. Kabat, Roessner and Stern) and corporate governance (Messrs. Kanner, Lam and Roessner and Ms. Weaver).

Nominees to the Board of Directors:

Name	Principal Occupation	Director Since	Age as of May 11, 2017
Richard J. Carbone	Retired Financial Services Executive	2013	69
James P. Healy	Chief Executive Officer, Capra Ibex Advisors	2015	66
Kevin T. Kabat	Retired Banking Executive	2016	60
Frederick W. Kanner	Retired Corporate Lawyer	2008	74
James Lam	President, James Lam & Associates	2012	56
Rodger A. Lawson	Executive Chairman of the Company	2012	70
Shelley B. Leibowitz	Technology Advisor	2014	56
Karl A. Roessner	Chief Executive Officer of the Company	2016	49
Rebecca Saeger	Retired Marketing Executive	2012	62
Joseph L. Sclafani	Retired Banking Executive	2008	68
Gary H. Stern	Retired Financial Services Regulator	2014	72
Donna L. Weaver	Retired Corporate Executive	2003	73

Richard J. Carbone has been a director of the Company since August 2013. Mr. Carbone was formerly Chief Financial Officer of Prudential Financial, Inc. from 1997 through 2013, and served as Executive Vice President until retiring from that position in February 2014. Mr. Carbone brings nearly four decades of experience in financial services, having held senior finance office positions in both the banking and securities industries, including Managing Director and Controller of Salomon Brothers and Senior Vice President and Controller of Bankers Trust Company. He began his career at Price Waterhouse & Co. Mr. Carbone received an M.B.A. from St. John's University and is a Certified Public Accountant. He was an officer in the United States Marine Corps from 1969 to 1972. Mr. Carbone is a member of the board of directors for Resolution Life Holdings and its indirect subsidiary, Lincoln Benefit Life. He is also a director on the board of a non-profit organization focused on helping disabled adults and indigent children. Mr. Carbone is a member of the E*TRADE Bank board and a member of the Audit Committee, where he is designated an audit committee financial expert, and the Compensation Committee.

James P. Healy has been a director of the Company since January 2015. He had a 25-year career in the Investment Banking arm of the Credit Suisse Group, where he served as Global Head of the Fixed Income Division from 2003 to 2007. Other leadership positions while at Credit Suisse included Global Head of Emerging Markets Group, and the Global Co-Head of Credit Suisse Financial Products, which housed the firm's derivative businesses. Prior to joining Credit Suisse, Mr. Healy was as an economist at the International Monetary Fund, served as a consultant to the Organization for Economic Cooperation and Development, and as a visiting scholar at the Board of Governors of the Federal Reserve. He is currently the CEO of Capra Ibex Advisors, a registered investment advisor he founded in 2010 to provide investment and risk management advice to select financial institutions, including First Republic Bank and JPMorgan Chase & Co. Mr. Healy is a member of the board of directors of Student Sponsor Partners, a New York City philanthropy serving 1,400 disadvantaged high school students, and served as its Board Chair from 2010 to 2014. He holds a B.A. in Economics from Stanford University, a M.Sc. in Economics from the London School of Economics, and a Ph.D. in Economics from Princeton University. Mr. Healy is a member of the E*TRADE Bank board, the Risk Oversight Committee and the Compensation Committee.

Kevin T. Kabat has been Lead Independent Director of the Company since September 2016 and a director since June 2016. He served as Chief Executive Officer of Fifth Third Bancorp from 2007 to 2015, where he was responsible for overseeing the strategic direction of the company. Mr. Kabat also served as President of Fifth Third Bancorp from 2006 to 2012, Chairman from 2008 to 2010, and Vice Chairman from 2012 to 2016. Prior to these roles, Mr. Kabat served as Executive Vice President where he led both retail and affiliate banking. Prior to joining Fifth Third Bancorp, Mr. Kabat spent 20 years at Old Kent Bank (acquired by Fifth Third Bancorp in 2001), where he served as Vice Chairman and President. Mr. Kabat is Lead Director and Chairman elect of Unum Group and a member of the board of directors of NiSource Inc. Mr. Kabat also serves on the Cincinnati Business Committee and the Executive Committee of the ArtsWave Board of Trustees. He also served as co-chairman of Cincinnati Children's Hospital Medical Center's "Change the Outcome" campaign and was chair of the United Way of Greater Cincinnati's 100th anniversary campaign. He holds a B.A. in Behavioral Science from Johns Hopkins University and an M.S. in Industrial/Organizational Psychology from Purdue University. Mr. Kabat is a member of the E*TRADE Bank board, the Compensation Committee, the Governance Committee and is an ex officio member of the Audit Committee and the Risk Oversight Committee.

Frederick W. Kanner has been a director of the Company since April 2008. Mr. Kanner is a retired corporate lawyer who advised corporations, boards of directors, and financial advisors in connection with merger and acquisition transactions, financings, and securities law issues, as well as matters of fiduciary duty and corporate governance. During his over 40-year legal career, he served as a partner and Of Counsel at Dewey Ballantine LLP (subsequently, Dewey & LeBoeuf LLP) where he was Chairman of Dewey's Corporate Finance practice for more than 15 years and a member of its Management Committee for 20 years. Thereafter, Mr. Kanner served as Senior Of Counsel at Covington & Burling LLP. Mr. Kanner is a member of the board of directors of Financial Guaranty Insurance Company (where he serves as Chairman of the Compensation Committee) and is a member of the board of trustees of The Lawyers' Committee for Civil Rights Under Law. He received a B.A. in Economics from the University of Virginia and a J.D. from the Georgetown University Law Center. Mr. Kanner is a member of the E*TRADE Bank board and a member of the Audit Committee, the Compensation Committee and the Governance Committee.

James Lam has been a director of the Company since November 2012. Mr. Lam has been President of James Lam & Associates, a firm focused on corporate governance and risk management, since January 2002. He previously served as Founder and President of ERisk, Chief Risk Officer of Fidelity Investments and Chief Risk Officer of GE Capital Markets Services, Inc. He is the author of the best-selling book, *Enterprise Risk Management* (Wiley, 2nd Edition, 2014). Mr. Lam graduated with a B.B.A. from Baruch College in 1983 and received an M.B.A. with honors from UCLA in 1989. In 2004, he was appointed Senior Research Fellow at Peking University. Mr. Lam has taught M.B.A. classes at Babson College and the Hult International Business School. He has also guest lectured at Harvard Business School. Previously, Mr. Lam served as Vice Chairman on the board of directors of ERisk and as an independent director of Covarity. Mr. Lam is a member of the E*TRADE Bank board, a member and Chair of the Risk Oversight Committee and a member of the Audit Committee.

Rodger A. Lawson has been Executive Chairman of the Company since September 2016 and has served as a director of the Company since February 2012. Mr. Lawson also served as the Company's non-executive Chairman from May 2013 to September 2016 and Lead Independent Director from August 2012 to January 2013. Mr. Lawson is an experienced financial services executive who most recently served as President and Chief Executive Officer of Fidelity Investments—Financial Services from 2007 through 2010. Prior to joining Fidelity, Mr. Lawson served in several senior executive roles with Prudential Financial including Vice Chairman. He has held numerous other executive positions in financial services, including President and Chief Executive Officer of Van Eck Global, and Chief Executive Officer and Partner of Global Private Banking at Bankers Trust Company. Previously, Mr. Lawson was President and Chief Executive Officer of Fidelity Investments Retail Group and Chief Executive Officer of the Dreyfus Service Corporation. Mr. Lawson earned a B.A. from London University and a M.Sc. from Bradford University. He is currently on the board of directors of UnitedHealth Group, Inc. Mr. Lawson is a member of the E*TRADE Bank board.

Shelley B. Leibowitz has been a director of the Company since December 2014. Ms. Leibowitz is President of SL Advisory, a firm she founded in 2016 that focuses on technology strategy, IT portfolio and risk management, and cybersecurity governance. From 2009 through 2012, Ms. Leibowitz served as Chief Information Officer for the World Bank Group, where she was responsible for the technology services and capabilities that underlie the work of delivering quality knowledge and financing products to the Bank Group's clients across the globe. Ms. Leibowitz managed the Bank Group's cybersecurity program and served as a member of the Bank Group's Pension Investment Committee. Previously, Ms. Leibowitz held Chief Information Officer positions at Morgan Stanley, Greenwich Capital Markets and Barclays Capital, and served as a board member and technology advisor for GAIN Capital. Ms. Leibowitz is an advisor to security intelligence firm Endgame and a member of the Council on Foreign Relations. She graduated Phi Beta Kappa from Williams College with a B.A. in Mathematics. Ms. Leibowitz is a member of the E*TRADE Bank board and a member of the Risk Oversight Committee.

Karl A. Roessner is Chief Executive Officer of the Company and has served as a director since September 2016. Prior to his appointment as Chief Executive Officer, Mr. Roessner served as the Company's General Counsel for more than seven years, overseeing all compliance and regulatory functions for the Company and its bank and brokerage subsidiaries. During that time, he also served as the Corporate Secretary to the Company's Board of Directors. Prior to joining the Company, he was a partner in the Corporate Practice group of Clifford Chance US LLP. There, he advised clients on negotiated public and private transactions, management and leveraged buyouts, capital raising activities, and corporate governance matters. Mr. Roessner earned his B.A. cum laude from Siena College and his J.D. cum laude from St. Johns University School of Law, where he was a member of the St. John's University Law Review. Mr. Roessner is President and a member of the E*TRADE Bank board.

Rebecca Saeger has been a director of the Company since February 2012. Ms. Saeger served as Executive Vice President at Charles Schwab from 2004 through 2010, most recently as Chief Marketing Officer. Prior to joining Charles Schwab, she was Executive Vice President, Marketing at Visa U.S.A. Previously, Ms. Saeger was Senior Vice President and head of Account Management at Foote, Cone & Belding and Senior Vice President at Ogilvy & Mather. She has served on the board of directors as Chair of the Association of National Advertisers (ANA). She received a B.A. from Muhlenberg College and an M.B.A. from the Wharton School at the University of Pennsylvania. Ms. Saeger is a member of the E*TRADE Bank board, a member and Chair of the Compensation Committee and a member of the Governance Committee.

Joseph L. Sclafani has been a director of the Company since June 2008. Mr. Sclafani was formerly Executive Vice President and Controller of JPMorgan Chase & Co., responsible for corporate financial operations, regulatory reporting, financial accounting and reporting and accounting policies until December 2006. His 38 years of experience include 27 years at JPMorgan Chase & Co. and its predecessors. Mr. Sclafani also spent 11 years at KPMG as a certified public accountant. He earned a B.A. from St. Francis College in Brooklyn and completed post-graduate studies in finance at Bernard M. Baruch College. Mr. Sclafani is a member of the E*TRADE Bank board, a member and the Chair of the Audit Committee, where he is designated an audit committee financial expert, and a member of the Risk Oversight Committee.

Gary H. Stern has been a director of the Company since June 2014. Mr. Stern was President and Chief Executive Officer of the Federal Reserve Bank of Minneapolis from 1985 through 2009, the longest-serving president in the Bank's history. He joined the Federal Reserve Bank of Minneapolis in 1982 as senior vice president and director of research. His prior experience included seven years at the Federal Reserve Bank of New York. Mr. Stern co-authored *Too Big to Fail: The Hazards of Bank Bailouts*, published by The Brookings Institution (2004). He holds an A.B. in Economics from Washington University in St. Louis, and an M.A. and Ph.D. in Economics from Rice University. He served on the board of directors of The Dolan Company from 2010 to 2014. He also currently serves on the board of directors of Standard and Poor's Ratings, the FDIC Systemic Resolution Advisory Committee, the Ambac Assurance Corporation, The Depository Trust & Clearing Corporation, the National Council on Economic Education, and Hamline University. Mr. Stern is a member of the E*TRADE Bank board and a member of the Risk Oversight Committee.

Donna L. Weaver has been a director of the Company since April 2003. Ms. Weaver is a retired corporate financial executive and business owner. A Certified Management Accountant, Ms. Weaver received a B.S. in Economics and Finance from the University of Arizona and an M.S. in Management from the Stanford Graduate School of Business. Since 1986, Ms. Weaver has served on the boards of several public and private companies. Ms. Weaver is a member of the E*TRADE Bank board, a member and Chair of the Governance Committee and a member of the Audit Committee.

The Board of Directors recommends that stockholders vote FOR the election of each of the nominees as directors listed above.

CORPORATE GOVERNANCE OVERVIEW

The Board held a total of 19 meetings during 2016. Each current director attended at least 75% of the total number of the meetings of the Board and the committees of the Board, held during his or her tenure, of which he or she was a member. Our non-management directors met in executive session without management at least quarterly. The Chairman of the Board led these executive sessions during 2016 until he was appointed as the Executive Chairman, effective September 12, 2016. Thereafter, the executive sessions have been led by the Lead Independent Director.

To conduct its business, the Board maintains four standing committees: Audit, Compensation, Governance and Risk Oversight. The primary responsibilities of each committee are set forth below:

Audit Committee	Oversees and monitors the Company's financial reporting processes and internal control system regarding finance and accounting, and provides an open avenue of communication among the independent auditor, financial and senior management and the Board. This Committee also monitors and oversees the performance of the Company's internal audit function and the qualifications, independence and performance of the Company's independent auditor.
Compensation Committee	Reviews and approves senior executive compensation and, with respect to the Chief Executive Officer's and the Executive Chairman's compensation, recommends their compensation to the independent members of the Board; and oversees administration of our benefit plans, including our equity incentive plans. This Committee also reviews the performance of the Executive Chairman, the Chief Executive Officer and the members of the Company's senior management team at least annually. As discussed in the "Compensation Discussion and Analysis," this Committee retains an outside independent consultant.
Governance Committee	Oversees the Board's and its committees' governance practices. This Committee also leads any search for new Board members; reviews and approves the structure and philosophy of Director compensation with assistance from an outside independent consultant; recommends committee assignments; and develops, recommends and oversees compliance with the Company's Corporate Governance Guidelines and the Company's Code of Professional Conduct. The Committee also leads the Company's management succession planning activities.
Risk Oversight Committee	Identifies, assesses and oversees the Company's key risks. This Committee monitors the risk profile of the Company; oversees the financial risk and return for the Company; supervises compliance with legal and regulatory requirements; assists the Board and the Company's senior management in overseeing the effective financial management of the Company and its subsidiaries; evaluates the Company's strategic planning, including reviewing material strategic transactions and potential material investments by the Company in, or in the Company by, third parties; and monitors and oversees the qualifications, performance and compensation of the Company's Chief Risk Officer and Chief Compliance Officer.

Each of these committees is composed entirely of directors that meet the applicable independence requirements of the Nasdaq Global Select Market ("Nasdaq"). The charters of each of these committees are available on our website at about.etrade.com in the "Corporate Governance" section. You may also request a copy of each of these documents free of charge by writing to E*TRADE Financial Corporation, Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120, Attention: Corporate Secretary.

The following table presents, as of March 29, 2017, the members of each committee of the Board and the number of times each committee met during 2016:

Director Name	Board	Audit Committee	Compensation Committee	Risk Oversight Committee	Governance Committee
Richard J. Carbone	Member	Member	Member		
James P. Healy	Member		Member	Member	
Kevin T. Kabat [I]	Member		Member		Member
Frederick W. Kanner	Member	Member	Member		Member
James Lam	Member	Member		Chair	
Rodger A. Lawson [★]	Member				
Shelley B. Leibowitz	Member			Member	
Karl A. Roessner	Member				
Rebecca Saeger	Member		Chair		Member
Joseph L. Sclafani	Member	Chair		Member	
Gary H. Stern	Member			Member	
Donna L. Weaver	Member	Member			Chair
Number of Meetings	19	13	12	9	9

★ Executive Chairman   I Lead Independent Director   Chair ●/C   Member ●

Communications to the Board, the Executive Chairman of the Board, the non-management directors or any other director may be sent to: E*TRADE Financial Corporation, Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120, Attention: Corporate Secretary. The Company does not have a formal policy regarding director attendance at our annual stockholder meetings; however, all of the then-current directors attended the 2016 Annual Meeting of Stockholders.

The Company's Code of Professional Conduct, Corporate Governance Guidelines and Related Party Transactions Policy are available on our website at about.etrade.com in the "Corporate Governance" section. You may also request a copy of each of these documents free of charge by writing to E*TRADE Financial Corporation, Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120, Attention: Corporate Secretary. We intend to post on our corporate website any amendments to, or waivers from, our Code of Professional Conduct that applies to our executive officers and directors. The information on our website is not a part of this Proxy Statement.

Risk Management

The Board plays an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board regularly reviews reports from members of senior management and committees on areas of material risk to the Company, including credit, interest rate, liquidity, market, operational, strategic, reputational, information technology, information security and cyber security, legal, regulatory, and compliance risks. In particular, the Risk Oversight Committee assists the Board and senior management, including the

Company's Chief Risk Officer, the Company's General Counsel and the Company's Chief Compliance Officer, in the effective identification, assessment and management of the Company's risks and in working to manage and monitor the financial risk and return of the Company. The Risk Oversight Committee oversees the capital planning processes, the Company's capital position and capital adequacy, and consolidated capital reporting. The Risk Oversight Committee also oversees, reviews and challenges senior management and recommends to the Board for its approval policies related to the financial and risk management of the Company and its subsidiaries and oversees the Company's implementation of such policies. These include policies relating to capital, funding, liquidity and funds transfer risk, asset and liability management and cash management, and policies for assessing and managing exposure of the Company's operational risk, credit risk, market risk, interest rate risk, liquidity risk, reputational risk, information technology, information security and cyber security risk, strategic risk, and legal, regulatory and compliance risk. Additionally, the Risk Oversight Committee reviews the Company's business continuity plan, strategic plan, strategic transactions, and proposed investments, and assists in defining the Company's Enterprise Risk Appetite Statement. The Risk Oversight Committee makes recommendations regarding the Company's Enterprise Risk Appetite Statement to the Board for its approval considering with senior management the Company's risk capacity, risk appetite, global risk limits, current risk profile, remediation protocols and risk exceptions.

The Compensation Committee assists the Board in evaluating risks arising from Company executive and non-executive compensation programs. The Governance Committee assists the Board in overseeing risks associated with Board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance. The Audit Committee assists the Board in overseeing risks associated with financial reporting and internal controls.

Director Independence

The Board has adopted categorical standards to assist in its evaluation of the independence of directors. These standards describe various types of relationships that could exist between a Board member and the Company and set thresholds at which such relationships would be deemed to be material in the determination of a director's independence. Although any director who meets the independence criteria of Nasdaq and the Board's own categorical standards (as well as Rule 10A-3(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the case of Audit Committee members, and Nasdaq Rule 5605(d)(2), in the case of Compensation Committee members) will be presumed to be independent, the Board may make a decision to the contrary based on its review of any other relevant factors. The Board's categorical standards are as follows:

- A director who serves as an executive officer or employee of, or beneficially owns more than a 10% equity interest in, any corporation, partnership or other business entity that during the most recently completed fiscal year made payments to the Company or received payments from the Company for property or services, is still presumed independent if such payments were less than the greater of: (a) 5% of such other entity's gross consolidated revenues for such fiscal year; and (b) $200,000.

- A director who serves as an executive officer or employee of, or beneficially owns more than a 10% equity interest in, any bank, corporation, partnership or other business entity to which the Company was indebted at the end of its most recently completed fiscal year is still presumed independent if the indebtedness is in an amount less than the greater of: (a) 5% of such other entity's total consolidated assets at the end of such fiscal year; and (b) $200,000.

- A director who is a member or employee of a law firm that has provided services to the Company during the most recently completed fiscal year is still presumed independent if the total billings for such services were less than the greater of: (a) 5% of the law firm's gross revenues for such fiscal year; and (b) $200,000.

- A director who is a partner, executive officer or employee of any investment banking firm that has performed services for the Company (other than as a participating underwriter in a syndicate) during the most recently completed fiscal year is still presumed independent if the total compensation received for such services was less than the greater of: (a) 5% of the investment banking firm's consolidated gross revenues for such fiscal year; and (b) $200,000.

After a review of all relevant factors and applying these categorical standards and the independence criteria of Nasdaq, the Board determined that all directors, except for Messrs. Lawson and Roessner, were independent during 2016.

The Board also determined that each member of the Company's Audit Committee, Compensation Committee, Governance Committee and Risk Oversight Committee is independent under the applicable standards and that Messrs. Carbone and Sclafani are each an "audit committee financial expert" as defined under SEC rules.

Identifying and Evaluating Director Nominees

The Governance Committee uses various methods to identify director nominees. The Governance Committee regularly assesses the appropriate size and composition of the Board and the particular needs of the Board, considering skill sets required and whether any vacancies are expected due to retirement or otherwise. Candidates may come to the attention of the Governance Committee through current Board members, professional search firms, stockholders or other parties. While there is no diversity policy or fixed set of qualifications that must be satisfied before a candidate will be considered, we seek nominees with a broad diversity of skills, experience, expertise, professions, geographic representation and backgrounds. All candidates are then evaluated based on a review of the individual's qualifications, skills, independence, experience, expertise and business acumen, including the criteria included in our Corporate Governance Guidelines and the Board's desire to draw on diverse perspectives and expertise in conducting its work. Under our Bylaws, there shall be no fewer than six and no more than twelve directors concurrently serving on the Board.

Our Bylaws permit the Board to increase or decrease its size within the authorized range and to add new directors between stockholder meetings. Any director appointed by the Board in accordance with the preceding sentence shall hold office for a term expiring at the next annual meeting of stockholders.

Submission of Director Nominees to the Governance Committee by Stockholders

The Governance Committee will consider director candidates submitted by any stockholder who has continuously held at least 5% of our voting securities (either directly or as part of a group) for at least one year and is not a competitor of the Company. Such submissions should (i) be accompanied by evidence of the stockholder's ownership during the preceding 12 months; (ii) include a statement that the stockholder is not a competitor of the Company; and (iii) comply with the notice requirements set forth in Section 1.08 of the Company's Bylaws. The Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders as it does for candidates proposed by other parties. The Governance Committee will consider such candidacy and will advise the recommending stockholder of its final decision. Any nominee for the Board, at the request of the Board, must submit a statement that, if elected, the nominee intends to comply with the Company's majority voting policy, described below.

Submissions of director candidates by stockholders should be mailed to E*TRADE Financial Corporation, Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120, Attention: Corporate Secretary.

Board Leadership

The Board believes that separating the functions of Lead Independent Director from the Executive Chairman and Chief Executive Officer ("CEO") generally strengthens the Board's independence from management. From January 1, 2016 until September 12, 2016, Mr. Lawson served as the Company's Non-Executive Chairman of the Board. In September 2016, the Board considered and ultimately determined to reconfigure the leadership of the Company to better focus on accelerating the growth of our core brokerage business while continuing to deliver long-term value for our stockholders. Effective September 12, 2016, Mr. Lawson was appointed Executive Chairman, Mr. Roessner was appointed CEO and director, and Mr. Kabat was appointed Lead Independent Director. We believe this structure is appropriate for the Company because it reinforces the strength of the Board's independence from management while positioning the Company to execute on its commitment to stockholders to grow our core business.

There are no arrangements or understandings between Messrs. Lawson, Roessner or Kabat and any other persons pursuant to which he was elected to such positions. There are also no family relationships between any of the foregoing directors and any director or executive officer of the Company. As indicated under "Transactions with Related Persons" below, none of the foregoing directors have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Majority Voting Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Guidelines provide that the voting standard for the election of directors in uncontested elections is a majority voting standard. Under our majority voting standard, in an uncontested election, each nominee shall be elected to the Board by the majority of the votes cast with respect to the director's election (that is, the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election). Directors will be elected by plurality vote in contested elections (that is, when the number of nominees for election exceeds the number of directors to be elected). Whether an election is contested or not is determined on the last day by which stockholders may submit notice to nominate a person for election as a director pursuant to the Company's Bylaws.

If a nominee who is serving as a director is not elected by a majority of the votes cast at the Annual Meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Bylaws and Corporate Governance Guidelines, each director must submit in advance an irrevocable, contingent resignation to the Chair of the Governance Committee that the Board may accept if the director fails to be elected by the majority of the votes cast with respect to the director's election. In that situation, the Governance Committee will act on an expedited basis to determine whether to accept the director's resignation, and submit its recommendation to the Board. The Board will act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind its decision within 90 days following certification of the stockholder vote. The Governance Committee, in making its recommendation, and the Board, in making its decision, may each consider any factors or other information that it considers appropriate and relevant.

The Board expects that any director whose resignation becomes effective pursuant to this policy will excuse himself or herself from participating in the consideration of his or her resignation by either the Governance Committee or the Board. If an incumbent director's resignation is not accepted, he or she will continue to serve until the next annual meeting of stockholders and until his or her successor is duly elected, or until his or her earlier removal. All nominees currently serve on the Board.

DIRECTOR COMPENSATION

Introduction

Our Director Compensation program reflects our desire to attract, retain and motivate highly qualified individuals who have the skills, experience, expertise and background necessary to serve on the board of directors of a company of our size and regulatory complexity and who can continue to guide the Company to provide long-term value to its stockholders. Accordingly, our Director Compensation program is designed to provide our non-employee directors with a mix of cash and long-term equity compensation that both fairly compensates them for the services they provide to us as non-employee directors and aligns their interests with the long-term interests of our stockholders.

2016 Annual Review of Director Compensation Program

The Governance Committee reviews the structure and philosophy of our Director Compensation program on an annual basis. In the second quarter of 2016, the Governance Committee, with the advice of its independent compensation consultant, analyzed the overall level and mix of compensation delivered by our Director Compensation program as compared to the Company's peer group. The Governance Committee determined during its 2016 annual review that the existing Director Compensation levels remained appropriate.

In 2016, the Board formed two additional advisory working groups, the Growth Initiative Working Group and the Integration Working Group, to provide advice and counsel to management on the respective topics. The Governance Committee approved an annual retainer for each advisory working group chair of $15,000, payable to all working group chairs. Mr. Healy and Mses. Saeger (Chair) and Weaver are members of the Growth Initiative Working Group and Messrs. Kabat (Chair) and Lam and Ms. Leibowitz are members of the Integration Working Group.

2016 Director Compensation

Cash Compensation. The Director Compensation policy for cash fees for non-employee directors in 2016 was as follows:

Annual Board Retainer for All Board Members	$50,000
Additional Annual Retainer for Each Committee Chair	$25,000
Additional Annual Retainer for Service as Non-Executive Chair of the Board or Lead Independent Director	$50,000
Additional Annual Retainer for Each Advisory Working Group Chair	$15,000
Additional Annual Retainer for All Advisory Working Group Members	$10,000
Each Board Meeting Attended or Action by Written Consent	$ 2,500
Each Committee Meeting Attended or Action by Written Consent as Committee Chair	$ 2,500
Each Committee Meeting Attended as Non-Executive Chair or Lead Independent Director [1]	$ 2,500
Each Committee Meeting Attended or Action by Written Consent as Committee Member	$ 2,000

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[1] In addition to membership on any particular committee, Mr. Lawson, during his service as our Non-Executive Chairman prior to his appointment as Executive Chairman on September 12, 2016, and Mr. Kabat during his services as Lead Independent Director beginning on September 12, 2016 were each invited to attend all meetings of the Board's committees in an *ex officio* capacity and received compensation for each committee meeting attended in that capacity.

Equity Compensation. The Director Compensation policy for equity compensation for non-employee directors in 2016 was as follows:

- Non-employee directors receive initial grants of restricted stock awards when they join the Board (generally a pro-rated portion of the annual grant provided to our non-employee directors) and then annual grants of restricted stock awards at the time of our annual meeting.

- Our non-employee directors who were serving as of the date of our 2016 Annual Meeting of Stockholders, other than Mr. Lawson, each received a grant of restricted stock awards with a fair market value on the grant date equal to $100,000.

- Mr. Lawson, who was serving as our Non-Executive Chairman as of the date of our 2016 Annual Meeting of Stockholders, received a grant of restricted stock awards with a fair market value on the grant date equal to $150,000.

- Mr. Kabat received a grant of restricted stock awards with a fair market value on the date of grant equal to $33,000, reflecting a pro-rated additional annual retainer upon appointment as Lead Independent Director effective September 12, 2016.

As a part of our overall Director Compensation program, non-employee directors may elect, on an annual basis, to defer all or a portion of their cash and equity compensation for service on the Board and/or its committees into deferred restricted stock units ("DSUs") issued under the Company's 2015 Omnibus Incentive Plan pursuant to the terms of our Director Compensation Deferral Program (the "Deferral Program"). Grants of DSUs are issued based on the fair market value of our Common Stock on the grant date (measured as the average of the high and low of the price of our Common Stock on the grant date) and fully vest one year following the grant. At the time of deferral, non-employee directors must elect settlement of the DSUs into shares of our Common Stock in either (i) one lump payout on the first anniversary of the date on which Board service is completed or (ii) five (5) equal annual installments beginning on the first anniversary of the date on which Board service is completed.

Each restricted stock or DSU award, as applicable, granted to a non-employee director in 2016 vests one year from the date of issuance, subject to immediate vesting upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the director while serving as a Board member.

Expense Reimbursement and Perquisites

All non-employee directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board and its committees and for attending up to three director education programs. Non-employee directors do not receive perquisites, but are eligible to participate in the Deferral Program.

2016 Director Compensation Table

The table below does not include Mr. Roessner, who did not receive separate compensation for his service on the Board. The table below also does not include Mr. Lawson. While Mr. Lawson did receive compensation for his services as our Non-Executive Chairman prior to his appointment as our Executive Chairman on September 12, 2016, that compensation is included in the "2016 Summary Compensation Table" set forth on page 39 of the Proxy Statement.

Name	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2] [3] [4]	Total ($) [5]
Richard J. Carbone	91,500	149,995	241,495
James P. Healy	—	265,448	265,448
Kevin T. Kabat	139,000	122,989	261,989
Frederick W. Kanner	164,000	99,997	263,997
James Lam	171,000	99,997	270,997
Shelley B. Leibowitz	146,500	99,997	246,497
Rebecca Saeger	200,000	99,997	299,997
Joseph L. Sclafani	163,500	99,997	263,497
Gary H. Stern	136,000	99,997	235,997
Donna L. Weaver	167,500	118,475	285,975

(1)   Director fees are paid quarterly in arrears. Amounts reported in this column constitute fees paid in cash during fiscal year 2016.

(2)   Amounts reported in this column constitute the aggregate grant date fair value of each award calculated in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For more information regarding the assumptions used in determining the fair value of awards, please refer to Note 1 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 22, 2017.

(3)   The non-employee directors listed in the 2016 Director Compensation Table who were serving as of May 12, 2016, the date of our 2016 Annual Meeting of Stockholders, each received a grant of restricted stock awards on May 13, 2016 that vests on the first anniversary of the date of issuance. The fair market value of the stock awards (measured as the average of the high and low of the price of our Common Stock on the grant date) for each such non-employee director was equal to $100,000. Mr. Kabat received a pro-rated grant of stock awards equal to $90,000 on June 16, 2016 in connection with his appointment as a director and an additional pro-rated grant of stock awards equal to $33,000 on September 12, 2016 in connection with his appointment as Lead Independent Director. Ms. Weaver elected to receive her annual stock compensation in the form of DSUs in accordance with the Deferral Program. Each of Messrs. Carbone and Healy elected to receive both their annual board retainer and their annual stock compensation in the form of DSUs in accordance with the Deferral Program. Additionally, Mr. Healy elected to receive his 2016 compensation earned for meeting attendance in the form of DSUs in accordance with the Deferral Program.

(4)   As of December 31, 2016, Messrs. Kanner, Lam, Sclafani, Stern, and Mses. Leibowitz and Saeger each held an aggregate of 3,954 unvested restricted stock awards and Mr. Kabat held 4,904 unvested restricted stock awards. As of December 31, 2016, Mr. Carbone held 5,931 unvested DSUs, Mr. Healy held 10,354 unvested DSUs and Ms. Weaver held 4,743 unvested DSUs. As of December 31, 2016, Messrs. Kanner and Sclafani each held an aggregate of 4,000 vested outstanding stock options and Ms. Weaver held an aggregate of 6,000 vested outstanding stock options.

(5)   There are no compensation or benefit programs available for non-employee directors other than the cash fees and stock grants described above. Consequently, the Company has not included columns in the 2016 Director Compensation Table for non-equity incentive plan compensation, change in pension value and non-qualified deferred compensation earnings or all other compensation, as the values for each of these items would be reported as zero.

Policy of Equity Ownership for Board of Directors

The Board believes that directors should hold meaningful equity ownership positions in the Company to help align the interests of directors with those of stockholders. Under our policy regarding equity ownership for directors, non-employee directors are expected to be beneficial owners of shares of Common Stock with a market value equivalent to at least two years' annual retainer fees (currently equal to $100,000) payable to non-employee directors (not including any additional retainer for service as a Committee Chair, Non-Executive Chairman, Lead Independent Director or on an advisory working group and as adjusted from time to time) within two years of joining the Board. Until a non-employee director has met this equity ownership guideline, he or she is expected to hold any stock acquired through exercise of a stock option or vesting of restricted stock, net of shares sold to cover the cost of acquisition and any tax obligation. During 2016, each of the Company's non-employee directors was in compliance with this policy. The Company does not permit directors to pledge or engage in hedging transactions involving Company stock.

PROPOSAL 2

**NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S
NAMED EXECUTIVE OFFICERS (THE "SAY-ON-PAY VOTE")**

In accordance with Section 14A of the Exchange Act, which Congress adopted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are asking that you indicate your support, in a non-binding advisory vote, for the compensation policies and practices relating to our NEOs as described in "Compensation Discussion and Analysis," the accompanying compensation tables and the related narrative appearing on pages 26 to 45 of this Proxy Statement.

As described in detail in "Compensation Discussion and Analysis," we strive to provide a majority of compensation for our NEOs in the form of cash and equity incentives that encourage and reward strong long-term performance and align the financial interests of our NEOs with the interests of our stockholders. Although, as an advisory vote, this proposal is not binding on the Board or the Compensation Committee, the Board and the Compensation Committee, in exercise of their fiduciary duties, will consider the outcome of the advisory vote in determining future compensation decisions.

Stockholders are being asked to vote on the following resolution:

RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2017 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC (Item 402 of Regulation S-K), including the "Compensation Discussion and Analysis," the compensation tables and the related narrative disclosures.

**The Board of Directors recommends that stockholders vote FOR the proposal to approve the
compensation of the Company's Named Executive Officers as described in this Proxy Statement.**

PROPOSAL 3

NON-BINDING ADVISORY VOTE TO SELECT THE FREQUENCY OF THE SAY-ON-PAY VOTE

As described in Proposal 2 above, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed in accordance with the compensation disclosure rules of the SEC. This Proposal 3 affords stockholders the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek stockholder advisory votes on executive compensation. By voting with respect to this proposal, stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation once every one, two, or three years. Stockholders also may, if they wish, abstain from casting a vote on this proposal.

Our stockholders voted on a similar proposal in 2011 with the majority voting to hold the Say-on-Pay vote every year. Our Board of Directors believes that an advisory vote on executive compensation that occurs once every year is the most appropriate alternative for the Company at this time. Although, as an advisory vote, this proposal is not binding on the Board, the Board, in the exercise of its fiduciary duties, will consider the outcome of the advisory vote in determining how frequently we will seek stockholder advisory votes on the compensation of our NEOs.

The proxy card provides stockholders with the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the recommendation of the Board of Directors.

The Board of Directors recommends that stockholders vote for the selection of ONE YEAR as the frequency of the Say-on-Pay Vote

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm responsible for auditing the Company's consolidated financial statements. The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for 2017, and we are asking the stockholders to ratify its appointment of Deloitte. Deloitte has been retained as the Company's independent registered public accounting firm since 1995. The Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the Company and its stockholders.

If the stockholders fail to ratify the appointment, the Audit Committee of the Board will reconsider the appointment but is not obligated to appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

A representative of Deloitte is expected to attend the Annual Meeting, will be given an opportunity to make a statement and will be available to respond to appropriate questions from stockholders.

Audit Fees Paid to Deloitte & Touche LLP

The aggregate fees billed by Deloitte and their respective affiliates for professional services rendered in 2016 and 2015 are as follows:

	Audit Fees [1]	Audit-Related Fees [2]	Tax Fees [3]	Total Fees
2016	$4,640,000	$1,600,000	$497,000	$6,737,000
2015	$4,420,000	$1,280,000	$329,000	$6,029,000

[1] Audit Fees in 2016 and 2015 include fees incurred for the annual audit and quarterly reviews of the Company's consolidated financial statements and the annual audit of the Company's internal control over financial reporting for the years ended December 31, 2016 and December 31, 2015, respectively. Audit Fees also include review of documents filed with the SEC and participation in the meetings of the Audit Committee.

[2] Audit-Related Fees in 2016 and 2015 include fees for assistance related to regulatory compliance, consultations related to accounting or disclosure treatment of transactions or events and/or the actual or potential effect of final or proposed rules, standards, or interpretations by the SEC, FASB, or other regulatory or standard-setting bodies, and work performed in connection with registration statements and other SEC filings.

[3] Tax Fees in 2016 and 2015 include fees for compliance and preparation of tax filings and fees for tax advice related to various transactions.

The Audit Committee is responsible for the audit fee negotiations associated with the Company's retention of Deloitte and all audit and non-audit services and fees were pre-approved by the Audit Committee either individually or by category. The Audit Committee has reviewed the nature of all non-audit services provided by Deloitte and concluded that the provision of such services are compatible with maintaining the firm's ability to serve as our independent registered public accounting firm.

Audit Committee Pre-Approval Policies and Procedures

Pursuant to its charter, the Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. The Audit Committee charter allows the Committee to delegate its authority to pre-approve services to one or more Committee members, provided that the designees present the pre-approvals to the full Audit Committee at its next meeting.

The Board of Directors recommends that stockholders vote FOR the proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2017.

EXECUTIVE OFFICERS OF THE COMPANY

In addition to Rodger A. Lawson, Executive Chairman, and Karl A. Roessner, Chief Executive Officer, the following are our executive officers as of March 29, 2017:

Name	Age as of May 11, 2017	Current Position
Michael A. Pizzi	42	Chief Financial Officer
Michael J. Curcio	55	Chief Brokerage Officer
Michael E. Foley	65	Chief Technology and Operations Officer

Michael A. Pizzi is Chief Financial Officer of the Company, responsible for all finance and accounting functions for E*TRADE Financial, including financial reporting, planning, tax, treasury, as well as the Company's investor relations, corporate communications, facilities and procurement functions. Mr. Pizzi has been with the Company since 2003 and most recently served as the Company's Chief Risk Officer. Prior to that he served as the Corporate and bank Treasurer, during which time he was responsible for all portfolio, capital and liquidity management. He also previously held various positions in the Company's portfolio management and derivatives functions. Before joining the Company, Mr. Pizzi worked in asset/liability management at both Lehman Brothers and First Maryland Bank, as well as in capital markets research for the Federal Reserve Board. Mr. Pizzi earned a BA in Economics from Ursinus College, is a CFA charterholder, and holds the Financial Risk Manager (FRM) designation.

Michael J. Curcio is Chief Brokerage Officer of the Company, responsible for leading the retail brokerage business, including all Product, Digital Channels, all Marketing, and the Company's Corporate Services channel. Previously, Mr. Curcio was the CEO of Aperture Group, LLC, the parent company of OptionsHouse. Before joining Aperture Group and OptionsHouse, Mr. Curcio spent 11 years at E*TRADE, last serving as the head of the Company's brokerage business, in addition to the corporate services and market making channels. Prior to E*TRADE, Mr. Curcio spent 15 years at TD Waterhouse, last serving as EVP of Customer Relationship Management. Mr. Curcio received a BS in Business from the State University of New York, at Plattsburgh. He previously served on the Board of Governors of the Philadelphia Stock Exchange (PHLX), now NASDAQ OMX PHLX.

Michael E. Foley is Chief Technology and Operations Officer of the Company, a position which oversees all of E*TRADE's Technology Infrastructure, Technology Development, and Operations. Mr. Foley's extensive background in project management makes him well-suited to oversee a wide range of programs critical to the successful execution of the Company's strategic imperatives. Prior to joining E*TRADE, Mr. Foley worked as a consultant at Foley & Cunningham from April 2009 to February 2013. Mr. Foley also held several roles at Barclays Bank Plc from January 2005 to April 2009, including Interim Chief Information Officer and Chief Administrative Officer, where he was responsible for several global functions supporting 170,000 employees across 60 countries. Mr. Foley began his career at Booz & Company, where he helped clients develop strategies and plans to address technology and operational issues over his 16 year career. Mr. Foley is a member of the Board of Directors of UMUC Ventures, a non-profit company. Mr. Foley studied at Hatfield Polytechnic in Hertfordshire, England.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Common Stock as of March 13, 2017, by (i) each director; (ii) each NEO; (iii) all current directors and executive officers as a group; and (iv) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of the Common Stock of the Company. Unless otherwise indicated, all persons named as beneficial owners of the Common Stock have sole voting power and sole investment power with respect to the shares indicated as owned. In addition, unless otherwise indicated, the address for each person named below is c/o E*TRADE Financial Corporation, 1271 Avenue of the Americas, 14th Floor, New York, New York 10020-1302.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned [1]	Number of Shares of Common Stock Beneficially Owned Plus Certain Outstanding Equity Awards [2]	Percentage of Common Stock Beneficially Owned [3]
DIRECTORS AND NAMED EXECUTIVE OFFICERS:			
Carbone, Richard J.	2,470	14,673	*
Curcio, Michael J.	—	—	*
Foley, Michael E.	48,700	48,700	*
Healy, James P.	10,000	20,974	*
Idzik, Paul T. [4]	449,903	449,903	*
Kabat, Kevin T.	4,904	4,904	*
Kanner, Frederick W. [5]	44,315	44,315	*
Lam, James	19,848	19,848	*
Lawson, Rodger A.	40,003	52,206	*
Leibowitz, Shelley B.	3,954	9,099	*
Pizzi, Michael A. [6]	60,625	60,625	*
Roessner, Karl A. [7]	124,341	124,341	*
Saeger, Rebecca	23,184	23,184	*
Sclafani, Joseph L. [8]	34,527	34,527	*
Stern, Gary H.	11,723	11,723	*
Weaver, Donna L. [9]	51,911	58,528	*
All current directors and executive officers as a group (15 persons)	480,505	527,647	*
STOCKHOLDERS OWNING MORE THAN 5%:			
The Vanguard Group, Inc. [10] 100 Vanguard Blvd. Malvern, PA 19355	27,991,222	27,991,222	10.19%
BlackRock, Inc. [11] 55 East 52nd Street New York, NY 10055	21,689,370	21,689,370	7.90%
T. Rowe Price Associates, Inc. [12] 100 E. Pratt Street Baltimore, MD 21202	13,887,061	13,887,061	5.06%

---

*   Less than 1%

[1]   Includes shares of Common Stock that are issuable upon exercise of vested options.

⁽²⁾ Includes all of the shares of Common Stock included in the "Number of Shares of Common Stock Beneficially Owned" column, as increased by the number of DSUs that are vested or scheduled to vest within 60 days of March 13, 2017. Non-employee directors do not have the right to receive the underlying shares of Common Stock for more than 60 days following March 13, 2017. While these additional shares are not beneficially owned for purposes of SEC beneficial ownership rules, the Company has determined to include them in this column to provide more complete information with respect to the applicable individual's equity holdings in the Company.

⁽³⁾ Based on 274,700,705 shares of Common Stock outstanding on March 13, 2017. Shares of Common Stock subject to options that are exercisable within 60 days of March 13, 2017 (and shares of Common Stock that may be obtained upon the conversion of convertible securities) are deemed beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

⁽⁴⁾ As of September 12, 2016.

⁽⁵⁾ Includes 4,000 shares of Common Stock that are issuable upon exercise of vested options.

⁽⁶⁾ Includes 11,727 shares of Common Stock that are issuable upon exercise of vested options.

⁽⁷⁾ Includes 4,837 shares of Common Stock that are issuable upon exercise of vested options.

⁽⁸⁾ Includes 4,000 shares of Common Stock that are issuable upon exercise of vested options.

⁽⁹⁾ Includes 19,389 shares held by Weaver Living Trust UAD 11/16/89 and 6,000 shares of Common Stock that are issuable upon exercise of vested options.

⁽¹⁰⁾ Based on a Schedule 13G/A filed with the SEC on February 9, 2017, wherein The Vanguard Group ("Vanguard") reported beneficial ownership of 27,991,222 shares of Common Stock as of November 30, 2016. Vanguard reported sole dispositive power as to 27,507,194 of the shares, shared dispositive power as to 484,028 of the shares, sole voting power as to 429,001 of the shares, and shared voting power as to 49,528 of the shares.

⁽¹¹⁾ Based on a Schedule 13G/A filed with the SEC on January 24, 2017, wherein BlackRock, Inc. ("BlackRock") reported beneficial ownership of 21,689,370 shares of Common Stock as of December 31, 2016. BlackRock reported sole voting power as to 19,240,527 of the shares.

⁽¹²⁾ Based on a Schedule 13G/A filed with the SEC on February 7, 2017, wherein T. Rowe Price Associates, Inc. ("T. Rowe Price") reported beneficial ownership of 13,887,061 shares of Common Stock as of December 31, 2016. T. Rowe Price reported sole voting power as to 3,979,597 of the shares.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

We reconfigured our leadership in September 2016 to better focus on accelerating the growth of our core brokerage business while continuing to deliver long-term value for our stockholders. As part of this reconfiguration, we appointed Rodger A. Lawson as our Executive Chairman and Karl A. Roessner as our Chief Executive Officer. In addition, in connection with our acquisition of Aperture New Holdings, Inc., the ultimate parent company of OptionsHouse ("OptionsHouse"), we appointed Michael J. Curcio, an industry and Company veteran, as our Chief Brokerage Officer. We believe that these individuals, together with the rest of our management team, are strongly positioned to reenergize our brokerage business by focusing on enhancing the overall customer experience, capitalizing on the value of our corporate services channel and strategically utilizing our balance sheet to enhance returns and putting capital to work, while ultimately creating sustainable, long-term value for our stockholders.

The Compensation Discussion and Analysis that follows provides a description of our compensation program for our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our two other most highly compensated executive officers who were serving as of December 31, 2016, and our former Chief Executive Officer. We refer to these individuals throughout the Compensation Discussion and Analysis and the tables and narratives that follow as our named executive officers, or NEOs. For 2016, our named executive officers were as follows:

- Rodger A. Lawson, Executive Chairman

- Karl A. Roessner, Chief Executive Officer

- Michael A. Pizzi, Chief Financial Officer

- Michael J. Curcio, Chief Brokerage Officer

- Michael E. Foley, Chief Technology and Operations Officer

- Paul T. Idzik, Former Chief Executive Officer

Executive Compensation Highlights

FINANCIAL HIGHLIGHTS AND STOCKHOLDER PERFORMANCE

Strong financial results for 2016, which include:

- *Pre-tax Income*: $838 million in 2016, representing a significant increase over 2015 pre-tax income

- *Net Income*: $552 million in 2016, representing a 106% increase over 2015 net income

- *Total Stockholder Return*: 17% in 2016 and 76% over the last three years

- *Capital Generation and Deployment*: distributed $858 million in dividends from bank and broker-dealer subsidiaries to the Company

OTHER KEY ACCOMPLISHMENTS

- Completed the acquisition of OptionsHouse

- Increased the amount of customer cash available for balance sheet growth and exceeded $50 billion in consolidated assets in the first quarter of 2017

- Effective February 2017, E*TRADE Bank can operate at a 7.5% minimum Tier 1 Leverage Ratio

- Repurchased $452 million of shares of our Common Stock

- Identified $21 million of annual run-rate expense reductions

COMPENSATION HIGHLIGHTS

- Annual Cash Bonus awards to NEOs relating to 2016, which were funded based upon pre-tax income goals, specified key brokerage metrics and individual performance, ranged from 100% to 140% of target awards which equated to $0 to $150,000 over target

- Equity Compensation for NEOs in 2016 generally consisted of a mix of performance share units ("PSUs") that vest based upon achievement of earnings per share targets and key business initiatives and time-based restricted stock units that vest over three years of continued employment ("RSUs"), with PSUs relating to 2016 performance vesting at approximately 120% of target awards

COMPENSATION DESIGN

Philosophy and Peers	• We assess our compensation levels in comparison to a peer group of comparable companies and place a heavy emphasis on performance-based pay through Annual Cash Bonuses and Equity Compensation
"Say on Pay"	• Our stockholders supported our compensation program with greater than a 96% approval level at our 2016 Annual Meeting of Stockholders
Annual Cash Bonuses	• Annual Cash Bonuses are funded based upon pre-tax income performance and the achievement of specified key brokerage metrics; individual cash bonus amounts are also based, in part, on the individual performance of each NEO
Equity Compensation	• PSUs vest and settle based upon the achievement of earnings per share targets and key business initiatives
	• RSUs vest over three years of continued employment

Our Executive Compensation Philosophy

Our compensation program for our NEOs is designed to attract, motivate and retain highly qualified individuals and establish a strong link between their pay and the achievement of our business goals. We seek to accomplish these objectives by maintaining a pay for performance program heavily weighted toward incentives for sustainable long-term performance that allocates a significant percentage of annual compensation opportunities for our NEOs toward:

- Annual cash bonus payments based on important near-term financial and operational goals that the Compensation Committee believes will improve our long-term results and strategic objectives; and

- Equity compensation grants, consisting of: (1) PSUs, which generally vest and settle based upon the achievement of specified pre-established performance criteria over three successive one-year performance periods, and (2) RSUs, which vest ratably over a three-year period, subject to continued employment. The Compensation Committee believes that granting a mix of performance-based vesting and time-based vesting awards provides the best method to both align the economic interests of our NEOs with those of our stockholders and ensure that a significant portion of each NEO's compensation is tied to our long-term stock performance.

Key Compensation Practices and Governance

Our 2016 compensation program for our NEOs contains the following notable good corporate governance features:

WHAT WE DO	WHAT WE DO NOT DO
✓ We pay for performance	✗ We do not allow hedging or pledging of Company stock
✓ We review tally sheets	✗ We do not provide excise tax gross-ups
✓ We consider relevant peer groups in establishing compensation	✗ We do not provide defined benefit pensions or SERPs to NEOs
✓ We have equity ownership guidelines that include a stock retention requirement until ownership guidelines are met	✗ We do not permit repricing of stock options without stockholder approval
✓ We have a recoupment policy	✗ We do not provide excessive perquisites or tax gross-ups on perquisites
✓ We have independent Board oversight and review the risk profile of compensation plans annually	✗ We do not provide for single-trigger equity vesting in the event of a change-in-control
✓ We retain an independent compensation consultant	✗ We do not provide excessive severance benefits

Compensation Considerations for 2016

2016 Say-on-Pay Vote. At our 2016 Annual Meeting of Stockholders, stockholders supported our "say-on-pay vote," with more than 96% of the votes cast (excluding abstentions and broker non-votes) in favor of our compensation program for our NEOs. The Compensation Committee believes this overwhelming approval by our stockholders shows strong support for our compensation philosophy of placing significant weight on incentive pay and continues to use that philosophy as the basis for our compensation program.

Fiscal 2016 Business Highlights. Our business strategy is centered on two key objectives: accelerating the growth of our core brokerage business to improve market share, and generating robust earnings growth and healthy returns on capital to deliver long-term value for our stockholders. Accelerating the growth of our core brokerage business focuses on enhancing the overall customer experience and capitalizing on the value of our corporate services channel. Generating robust earnings growth and healthy returns on capital focuses on utilizing our balance sheet to enhance returns and putting capital to work for the benefit of our stockholders. Our executive compensation program has been designed to recognize and support these efforts.

In determining the appropriate compensation for our NEOs in 2016, the Board and the Compensation Committee recognized our business and financial performance. In addition to our metrics and financial results during 2016, they considered the Company's strategic positioning, the Company's accomplishment of various operational and strategic goals, the regulatory environment and enhanced regulatory expectations and management's performance against such expectations, market developments and the macro-economic environment as well as compensation of each of the NEO's internal and external peers' compensation.

Mr. Roessner and his team of experienced executives have refocused our business, and the Board and the Compensation Committee recognized the following achievements in particular:

- On September 12, 2016, we completed the acquisition of Aperture New Holdings, Inc., the ultimate parent company of OptionsHouse, an online brokerage, for $725 million. We funded the transaction through the issuance of fixed-to-floating rate non-cumulative perpetual preferred stock for gross proceeds of $400 million, and the remainder with existing corporate cash;

- We ended 2016 with $13.5 billion of off-balance sheet customer cash available for future balance sheet growth. In the first quarter of 2017, we crossed $50 billion in total consolidated assets and are continuing to monitor and prepare for the incremental regulatory and reporting requirements that this balance sheet growth may require;

- Effective February 2017, E*TRADE Bank can operate at a 7.5% Tier 1 leverage ratio;

- We distributed $858 million in dividends from bank and broker-dealer subsidiaries to the Company providing a key source of corporate cash to the Company;

- During 2016, we repurchased 19 million shares of our Common Stock at an average price of $23.83 for a total of $452 million. As of December 31, 2016, we have repurchased 20.6 million shares of our Common Stock at an average price of $24.34 for a total of $502 million since we began repurchasing shares in the fourth quarter of 2015.

  Due to the OptionsHouse acquisition, we did not repurchase shares under the program in the second half of 2016. We will continue to assess the best use of corporate cash and anticipate resuming share repurchases in the second half of 2017; and

- We refocused and realigned our organizational structure and identified $21 million of annual run-rate expense reductions.

Process for Determining Executive Compensation

Compensation Committee. As previously described, all members of the Compensation Committee were independent in 2016. The Compensation Committee is responsible for establishing and administering compensation programs for our senior executives, including programs for the NEOs. The Compensation Committee reviews and approves NEO compensation or, with respect to the compensation of the Executive Chairman and CEO, recommends their compensation to the independent members of the full Board for approval.

Compensation Consultants. The Compensation Committee has full authority to retain any consultants it deems appropriate. In 2016, the Compensation Committee again retained Pay Governance LLC as its outside compensation consultant to advise the Compensation Committee on matters including executive compensation practices and market compensation levels. Representatives from Pay Governance LLC attended meetings of the Compensation Committee. No services were provided by Pay Governance LLC to the Company outside of its engagement with the Compensation Committee and the Governance Committee as described above. The Compensation Committee considered all relevant factors in determining the independence of Pay Governance LLC, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act, and determined no conflicts of interest existed with respect to the Committee's compensation consultant.

Role of Management. The Compensation Committee works with management, led by the CEO, in an effort to ensure that our NEO compensation programs effectively meet the Compensation Committee's objectives of retaining and motivating highly qualified individuals with the skills and experience necessary to achieve our key business objectives and rewarding desired performance and achievement of goals. In particular, the Compensation Committee considers the CEO's review of the performance of other executive officers, given his daily experience with them and particular knowledge of their roles. However, the Compensation Committee ultimately makes its own determinations regarding the form and amount of each NEO's compensation and may accept or reject any recommendation from its consultants and management. In addition, the Executive Chairman and CEO are not present when the Compensation Committee or independent members of the full Board determine their respective compensation.

Comparative Data. To determine whether our compensation programs are competitive, the Compensation Committee considered publicly available data provided by Pay Governance LLC concerning programs and compensation levels offered by other companies as well as third party survey information in relevant markets and our industry. In particular, the Compensation Committee reviewed compensation data for the companies listed below, although it did not target a specific percentile for comparing compensation or place specific weights on the sources of pay information. Instead, it used this information as a reference point when considering whether compensation was appropriate and competitive.

The Compensation Committee conducts a thorough review of the peer comparator group each year to ensure the size, scope, performance and business focus of the peer comparator companies reflect the Company's competitive environment. In 2016, the Compensation Committee, with assistance from Pay Governance LLC, determined that the peer comparator group set in 2015 continued to reflect the competitive environment with respect to attracting customers and talent and therefore did not make any changes. The peer comparator group companies are as follows:

Affiliated Managers Group	Interactive Brokers	Northern Trust Corporation
Broadridge Financial Solutions	Intercontinental Exchange	Raymond James Financial, Inc.
Charles Schwab Corporation	Invesco	SEI Investments Co.
CME Group	Legg Mason	Stifel Financial
Eaton Vance Corp.	LPL Financial Holdings	TD Ameritrade Holding Corporation
First Republic Bank	Nasdaq Omx Group	T. Rowe Price Group, Inc.
Huntington Bank		

Overview of 2016 Named Executive Officer Compensation

The following chart provides a brief overview of the elements and objectives of our compensation program for our NEOs:

Compensation Component	Key Features	Objective(s)
Base Salary	• Recognizes uniqueness of our organization and structure • Reviewed annually to reflect skills, experience and performance • Benchmarked with reference to peer group practices • Set with reference to competitive levels	✓ Help attract and retain key leadership; aligned with salary levels associated with similar experience and skills in the market ✓ Provide competitive annual salary
Annual Cash Incentive Program	• Awards linked to goals for pre-tax income and specified key brokerage metrics • Goals were approved by the Compensation Committee at the beginning of the year • Target award opportunities set with reference to competitive levels	✓ Focus executives on achieving annual financial and strategic performance goals ✓ Reward for profitability
Long-Term Equity Awards	• PSUs generally vest and settle over three successive one-year performance periods based upon the achievement of earnings per share targets and achievement of key business initiatives • RSUs vest over three years based upon continued employment • Target award opportunities set with reference to competitive levels	✓ Provide linkage to long-term stockholder value through a mix of performance and retention features ✓ Mitigate risk-taking
Retirement Plan and Other Benefits	• NEOs participate in our employee 401(k) plan and broad-based employee benefit plans • Limited perquisites above *de minimis value*	✓ Encourage executives to save for retirement without the use of costly defined benefit plans or SERPs ✓ Limited perquisites avoid special executive benefits

Stock Ownership and Retention	• Meaningful ownership requirements:
	  – Executive Chairman & CEO: 5x salary
	  – NEOs: 3x salary
	• Retention of 50% of after-tax value of stock until guideline is met
		✓ Require meaningful ownership of Company stock to ensure alignment with stockholder investment performance

Other Compensation Components	• Clawback policy • No single-trigger severance upon a Change-In-Control ("CIC") • No 280G gross-ups on CIC benefits • No excessive severance benefits	✓ Apply good compensation governance practices

The total target compensation for 2016, including each element of compensation, and individual changes in particular elements from 2016, are described below.

At least once a year, the Compensation Committee reviews "tally sheets" for each of the NEOs. These tally sheets are prepared by Pay Governance LLC, the Compensation Committee's independent compensation consultant and quantify the elements of each NEO's total compensation, including potential total annual compensation at different performance levels and the value of outstanding equity awards. The Compensation Committee did not recommend specific changes for NEOs' fiscal 2016 compensation in response to this particular review, although it uses the tally sheet information as one data point when considering executive compensation matters.

The differences in pay among NEOs is a result of the Compensation Committee's review of each NEO's position and level of authority within the Company, experience, unique skill sets, significant achievements, competitive level of total compensation as compared with internal and external peers and/or individual negotiations in connection with accepting employment with the Company. The Compensation Committee also considers compensation of our NEOs in light of changes in roles and responsibilities. The Compensation Committee does not place a specific weight or emphasis on any of these factors.

2016 Performance Metrics. Our strategy for 2016 was to continue to improve the operating performance of the business while managing risks. Accordingly, our incentive compensation program focused on these areas, but included a significant element associated with strategic and qualitative performance.

The cash bonuses awarded to NEOs for 2016 were based 80% on the Company's pre-tax income for the year and 20% on the achievement of specified key brokerage metrics, including net new brokerage accounts, net new brokerage assets, margin contribution, daily average revenue trades and managed product. In addition, the Compensation Committee had discretion to adjust the overall cash bonus amounts upward or downward by 10%. For purposes of the annual cash incentive plan, pre-tax income excludes all revenue and expense related to the OptionsHouse acquisition as well as other items, including, restructuring and transaction costs, the provision/benefit for loan losses, and executive severance.

The PSUs granted to NEOs, other than Mr. Lawson, for 2016 performance were based 50% on consolidated earnings per share targets relating to 2016 and 50% on the achievement of certain key business initiatives during 2016. Mr. Lawson received a grant of PSUs in September 2016 upon his appointment as Executive Chairman that was based solely on the achievement of consolidated earnings per share targets relating to 2016 due to the timing of the grant.

For additional information regarding the annual cash bonuses paid to the NEOs in early 2017 for 2016 performance and the vesting and settlement of the PSUs that were granted with respect to 2016 performance, please see pages 34 through 35.

Determination of Compensation Levels for our NEOs

Compensation of Our Executive Chairman. Mr. Lawson was appointed as our Executive Chairman on September 12, 2016. In connection with his appointment as our Executive Chairman, Mr. Lawson entered into an employment agreement with us (the "Lawson Agreement"), which is scheduled to remain in effect until December 31, 2018.

The Lawson Agreement provides that Mr. Lawson will receive an annual base salary of $850,000. The Lawson Agreement further provides that Mr. Lawson was eligible to receive an annual cash performance bonus for 2016 with a target of $500,000 and is eligible to receive an annual cash performance bonus for each of 2017 and 2018 with a target of $1,650,000 and an annual equity performance bonus for each of 2017 and 2018 with a target of $1,500,000 in the form of PSUs and $1,000,000 in the form of RSUs. Mr. Lawson also received a one-time equity award grant upon his appointment as Executive Chairman, consisting of PSUs with a grant date value of $455,000 that vested based on the achievement of consolidated earnings per share targets for 2016 and RSUs with a grant date value of $300,000 that vest ratably on each of the first three anniversaries of the grant date.

Compensation of Our CEO. Mr. Roessner was appointed as our Chief Executive Officer on September 12, 2016. In connection with his appointment as our Chief Executive Officer, Mr. Roessner entered into a new employment agreement with us (the "Roessner Agreement"), which is scheduled to remain in effect until December 31, 2019.

The Roessner Agreement provides that Mr. Roessner will receive an annual base salary of $850,000, which represented an increase of $50,000 over his pre-appointment salary. The Roessner Agreement further provides that Mr. Roessner was eligible to receive an annual cash performance bonus for 2016 with a target of $950,000, which represents an increase of $400,000 over his 2015 target amount, and is eligible to receive an annual cash performance bonus for 2017 with a target of $1,500,000 and an annual equity performance bonus for 2017 with a target of $1,200,000 in the form of PSUs and $1,200,000 in the form of RSUs. Mr. Roessner also received a one-time grant of RSUs upon his appointment as Chief Executive Officer with a grant date value of $1,000,000 that vests ratably on each of the first three anniversaries of the grant date.

Compensation of Our Chief Financial Officer. Mr. Pizzi received an annual base salary of $600,000, an annual cash performance bonus target of $900,000 and an annual long-term equity award target of $1,400,000. Mr. Pizzi's 2016 base salary represented an increase of $100,000 over his 2015 base salary and his 2016 annual cash performance target represented an increase of $50,000 over his 2015 target amount. Each of these increases for Mr. Pizzi was made to reflect the increasing complexity of the financial regulatory environment and the resulting increased expectation as well as to better align his base salary with his internal and external peer group.

Compensation of Our Chief Brokerage Officer. Mr. Curcio was appointed as our Chief Brokerage Officer on September 12, 2016. In connection with his appointment as our Chief Brokerage Officer, Mr. Curcio entered into an employment agreement with us (the "Curcio Agreement"), which has an initial term that expires on December 31, 2017.

The Curcio Agreement provides that Mr. Curcio will receive an annual base salary of $600,000. The Curcio Agreement further provides that Mr. Curcio is eligible to receive an annual cash performance bonus with a target of $1,200,000 (pro-rated to $357,500 for 2016) and, commencing in 2017, an annual equity performance bonus with a target of $600,000 in the form of PSUs and $600,000 in the form of RSUs. In connection with our acquisition of OptionsHouse, Mr. Curcio received a one-time equity award grant consisting of RSUs with a grant date value of $7,676,361, which approximated the unvested portion of a profit sharing plan award from his prior employer. The award will vest ratably on each of the first three anniversaries of the grant date.

Compensation of Our Chief Technology and Operations Officer. Mr. Foley received an annual base salary of $600,000, an annual cash performance bonus target of $600,000 and an annual long-term equity award target of $800,000.

Compensation of Our Former CEO. We paid Mr. Idzik severance in accordance with his employment agreement. Please see the "2016 Summary Compensation Table" set forth on page 39.

Base Salary

The annual base salary payable to each of our NEOs was set at a level that is reflective of the NEO's position within the Company, experience, unique skills, internal peer and external peer group salaries, and individual negotiations undertaken during the hiring process. We strive to set base salaries for each of our NEOs at levels that are competitive with those paid to similarly situated executives at our peer companies.

Annual Cash Incentive Program

Annual Cash Incentive Awards. This cash-based element of compensation provides NEOs with an incentive and a reward for achieving meaningful near-term performance objectives that the Compensation Committee believes will lead to sustainable long-term performance. The Compensation Committee believes that it is important to rigorously assess achievement of our performance goals in determining whether and how much to pay in cash bonuses, but that it is also important to retain a degree of flexibility given the nature of our business. The target amount for each of our NEOs was set at a level that is reflective of each individual's position within the Company, the importance of the various business areas or functions overseen to the Company's strategy and success and each individual's overall compensation.

Cash Awards for 2016 Performance. In 2016, the Compensation Committee established target cash bonus awards for each of our NEOs, in the amounts set forth in the "Grants of Plan-Based Awards" table, for which the actual payout amounts would depend on the Compensation Committee's review of our 2016 performance against the performance criteria described below. In early 2017, after reviewing both our financial and strategic performance, the Compensation Committee first approved a total bonus pool based on the factors described below and then determined appropriate individual payments. In determining the total bonus pool for 2016, the Compensation Committee first determined that (i) the pre-tax income of the Company, which generally accounts for 80% of the bonus, was above budget; and (ii) the Company's key brokerage metrics, which generally account for 20% of the bonus, and include net new brokerage accounts, net new brokerage assets, margin contribution, daily average revenue trades and managed product, were slightly below budget. The achievement of these pre-established performance criteria resulted in a bonus pool that was equal to 101% of the accrued target budget. The Compensation Committee then considered the Company's accomplishment of various operational and strategic goals, the regulatory environment and enhanced regulatory expectations, market developments and the macro-economic environment and determined to exercise its pre-existing discretion to increase the bonus pool to a total of 111% of the accrued target budget.

Individual Cash Bonus Payouts. In determining the individual NEO payments from this bonus pool, the Board (with respect to the Executive Chairman and CEO) and the Compensation Committee primarily considered which business areas were most successful and their importance to our strategy and successes, together with its view of leadership and effort by each individual officer and each individual's overall compensation. As further described below, this resulted in each of Messrs. Lawson, Roessner, Pizzi, Curcio and Foley receiving payments of $500,000, $1,100,000, $1,000,000, $500,000 and $600,000, respectively. In paying cash bonuses at or above target, the Board (with respect to the Executive Chairman and CEO) and the Compensation Committee reiterated their desire to emphasize exceeding, not just meeting, goals for the year, to encourage focus on the improving financial performance of the Company while enhancing regulatory relations and to make "target" bonuses difficult to achieve at the executive level.

Given our strong financial and operational results in 2016, all bonus payouts to NEOs were at or above target. However, the Board (with respect to the Executive Chairman and CEO) and the Compensation Committee approved slightly different allocations (as a percentage of targets) due to the particular responsibilities and roles of each individual NEO. Mr. Lawson received 100% of target in recognition of his substantial efforts in guiding

our successful management transition. Mr. Roessner received 116% of target in recognition of his significant leadership efforts both before and after his appointment as our Chief Executive Officer, including reinvigorating the management team in line with the Company's strategic goals, as well as guiding our acquisition of OptionsHouse. Mr. Pizzi received 111% of target in recognition of his leadership in significant efforts that have contributed to the Company's financial results, including the OptionsHouse acquisition, his continued strong leadership in light of the management transition and his execution against our ambitious capital plan. Mr. Curcio received 140% of target (a $150,000 increase) in recognition of his ability in a short period of time since his appointment as Chief Brokerage Officer to successfully align the brokerage organization and focus the brokerage team on achieving growth goals. Mr. Foley received 100% of target in recognition of his leadership of the Company's technology development and infrastructure and operations functions during a time at which the integration of OptionsHouse is critical to the success of our business strategy.

Equity Compensation

Long-Term Incentive Compensation Practices for 2016. We generally grant each of our NEOs a mix of both performance-vesting PSUs and time-vesting RSUs. The Compensation Committee believes that awarding a mix of time-vesting and performance-vesting equity awards based on pre-established goals achieves a balance in our equity-based compensation program and serves to further align the interests of our NEOs and our stockholders because the time-vesting RSU grants will continue to provide retention value, while the PSU grants help to further ensure a strong pay-for-performance alignment of our compensation program with stockholder interests and will further motivate our NEOs to strive to achieve our key business objectives. The target amount for each of our NEOs was set at a level that is reflective of each individual's position within the Company, the importance of the various business areas or functions overseen to the Company's strategy and success and each individual's overall compensation.

PSU Grants Relating to 2016 Performance. The PSUs that were granted to our NEOs in 2016 are generally subject to vesting over three successive one-year performance periods, with one-third of the PSUs relating to performance goals with respect to each of 2016, 2017 and 2018. In addition, Messrs. Roessner, Pizzi and Foley were each granted PSUs in 2015, a total of 50% of which were subject to vesting over a one-year performance period relating to 2016 performance goals. Accordingly, for Messrs. Roessner, Pizzi and Foley, a total of one-half of the PSUs granted in 2015 and a total of one-third of the PSUs granted in 2016 were subject to vesting based on performance goals relating to 2016. Mr. Lawson received a one-time grant of PSUs upon his appointment as Executive Chairman in September 2016 that relates solely to the 2016 performance period. Mr. Curcio did not receive a grant of PSUs in 2016.

The performance goals that apply to the PSUs that were subject to vesting based on 2016 performance (the "2016 PSUs") were established at the beginning of 2016. For all NEOs who received 2016 PSUs other than Mr. Lawson, one-half of the 2016 PSUs were subject to the Company's achievement in 2016 of earnings per share targets, and the other one-half of the 2016 PSUs were subject to the Company's achievement of certain key business initiatives that the Compensation Committee determined to have the highest strategic importance for the long-term performance of the Company and reinforce the Company's critical priorities such as improving customer/colleague experience. For Mr. Lawson, 100% of the 2016 PSUs were subject to the Company's achievement in 2016 of earnings per share targets. In February 2017, the Compensation Committee reviewed 2016 performance relative to the pre-established goals and, based on that performance, confirmed that the Company had achieved approximately 120% of overall target performance with respect to the 2016 PSUs.

RSU Grants Made in 2016.

The RSUs granted to our NEOs in 2016 vest annually over three years, subject to the NEO's continued employment. In addition to RSU grants that were made to Messrs. Roessner, Pizzi and Foley in early 2016, we also made additional one-time grants of RSUs to each of Messrs. Lawson, Roessner and Curcio in September 2016, which are described in more detail above on page 33.

Equity Ownership Guidelines

The Compensation Committee believes that requiring significant stock ownership by our NEOs further aligns their interests with those of our stockholders. Under our stock ownership guidelines:

- The Executive Chairman and the CEO are each expected to beneficially own shares of Company stock with a market value equal to at least five times his base salary (as adjusted from time to time). Each of the other NEOs (as well as certain other employees of the Company) is expected to beneficially own shares of Company stock with a market value equal to at least three times his or her base salary (as adjusted from time to time).

- Any NEO not meeting the ownership threshold is required to hold 50% of all after-tax shares remaining from the vesting of RSU and PSU awards and 50% of all after-tax shares remaining from the exercise of vested stock options until such time as the NEO meets the applicable threshold.

The Compensation Committee periodically reviews compliance with these ownership guidelines. As of December 31, 2016, all of our NEOs were in compliance with the ownership requirements.

Recoupment Policy

Our recoupment policy is applicable to all NEOs and certain other employees. If the Compensation Committee determines that incentive compensation was overpaid as a result of a restatement of our reported financial results or any inaccurate data used to calculate such compensation, the Compensation Committee will review the cash bonus and long-term incentive plan awards granted, vested or accrued and determine the amount and kind of the overpayment. To the extent practicable, in the best interests of stockholders, and as permitted by applicable law, the Compensation Committee will seek to recover or cancel any such overpayments. The Compensation Committee may make determinations of overpayment at any time through the date the Company files its audited consolidated financial statements for the fiscal year that follows the year for which the inaccurate performance criteria were measured. However, if the Compensation Committee determines that any person purposefully provided inaccurate information or otherwise was culpable in the inaccuracy of the performance metrics, the Compensation Committee is entitled to determine that the overpayment with respect to such person is the entire amount of the bonus or other incentive payment or equity awarded for the applicable year, and without regard to when the event occurred.

Benefits in Connection with Termination of Employment Relating to Change in Control

As described in detail (including a quantification of potential benefits) under "Potential Payments on Termination or Change in Control" below, we have entered into employment agreements with each of our NEOs providing for severance benefits, including enhanced severance benefits in connection with certain qualifying terminations of employment in connection with a change in control, as well as certain other benefits outside of a change in control. The Compensation Committee periodically reviews these arrangements and considers the costs and benefits, but believes they are appropriate to help alleviate any uncertainty and concern our NEOs may have over being terminated and therefore help to ensure that our NEOs remain focused solely on their duties. The Compensation Committee balances the potential costs of these agreements against the need to retain our NEOs in a market for top executive candidates that has become increasingly competitive. Our employment agreements with our NEOs do not provide for tax gross-ups, including with respect to any excise taxes resulting from Section 280G of the Internal Revenue Code.

Other Benefit Plans and Perquisites

We do not offer a defined benefit pension plan or "SERP" for our executives and only provide matching contributions to our 401(k) plan, which are made for NEOs in the same manner as for our other employees.

We offer a non-qualified deferred compensation plan for our NEOs, but the amounts in a participating executive's plan account consist solely of the deferred compensation portion of his or her salary or cash incentive payments (as elected by the executive) and the market return on the deferred amounts, and we do not provide matching contributions or guaranteed returns. We have retained life insurance policies to support the payment of obligations under this plan.

Our philosophy is to provide minimal perquisites. We only provide NEOs with an "umbrella" liability insurance policy, providing for insurance coverage for the executive beyond what the executive has retained on his or her own behalf, with a cost per individual of less than $5,000 per year. Beyond this, there are no perquisites offered to our NEOs with anything other than a *de minimis* value except, as reported in the "2016 Summary Compensation Table", for payments to Mr. Lawson in satisfaction of our agreement to pay for certain initial commuting and relocation services upon his appointment as Executive Chairman and limited spousal travel for Mr. Idzik.

Tax Considerations

The tax deductibility of compensation is one factor considered by the Compensation Committee in determining executive compensation. Although some of our incentive plans are structured so that certain types of awards will qualify as deductible, the Compensation Committee retains the flexibility to instead focus on the other considerations described in this "Compensation Discussion and Analysis."

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The Compensation Committee reviewed and discussed this "Compensation Discussion and Analysis" set forth in this Proxy Statement with management. Based on the above-mentioned review and discussions with management, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

Rebecca Saeger, Chair
Richard J. Carbone
James P. Healy
Kevin T. Kabat
Frederick W. Kanner

Compensation Committee Interlocks and Insider Participation

As discussed above, at various times during 2016, Ms. Saeger and Messrs. Carbone, Healy, Kabat and Kanner served on the Compensation Committee. None of these individuals was at any time during 2016, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

Compensation Risk Assessment

During 2016, the Compensation Committee considered the risk profile of our compensation programs, including a review of both executive and non-executive compensation in a series of meetings with Pay Governance LLC, its independent compensation consultant, and members of our Legal, Human Resources and Risk teams. In particular, the Compensation Committee requested that Pay Governance LLC review all of our incentive plans. We may periodically adjust individual plans in response to this review to ensure that the plans do not pose a material risk to the Company. We believe the compensation program for our NEOs supports long-term growth and does not encourage excessive risk-taking because of the following features, as further described in this "Compensation Discussion and Analysis":

- The balance between fixed and variable pay;

- The aggregate bonus pool funding is capped;

- We grant RSU awards with long-term vesting criteria, which we believe prevents a focus on a short-term run-up in our stock price;

- Earnings per share funds a portion of the PSU awards, meaning NEOs' goals are directly aligned with stockholders and each must focus on all aspects of the Company's objectives and capital plan;

- Our equity ownership guidelines, as further described above, discourage the short-term gain our NEOs could realize if permitted to sell a large portion of their holdings;

- Incentive compensation for NEOs depends on both pre-established financial performance and business objectives and subjective assessments by the Compensation Committee of the quantitative and qualitative performance at the business and individual level; and

- We have implemented a recoupment policy for incentive compensation.

EXECUTIVE COMPENSATION

2016 SUMMARY COMPENSATION TABLE

The following table shows the annual and long-term compensation paid or accrued by the Company to its named executive officers, which consist of its Executive Chairman, Chief Executive Officer, Chief Financial Officer, the two other most highly compensated executive officers who were serving as of December 31, 2016, and its former Chief Executive Officer.

Name & Position	Year	Salary	Stock Awards [1]	Option Awards	Non-Equity Incentive Plan Compensation [2]	All Other Compensation [3]	Total Compensation
Rodger A. Lawson [4] Executive Chairman	2016	$ 228,846	$ 904,983 [5]	$ —	$ 500,000	$ 328,773	$ 1,962,602
Karl A. Roessner [6] Chief Executive Officer	2016	$ 813,462	$2,649,973	$ —	$1,100,000	$ 11,699	$ 4,575,134
	2015	$ 800,000	$2,349,962	$ —	$ 800,000	$ 8,183	$ 3,958,145
	2014	$ 800,000	$ 899,984	$ —	$ 750,000	$ 8,458	$ 2,458,442
Michael A. Pizzi Chief Financial Officer	2016	$ 584,615	$1,399,983	$ —	$1,000,000	$ 11,467	$ 2,996,065
	2015	$ 484,615	$1,599,989	$ —	$ 850,000	$ 7,994	$ 2,942,598
Michael J, Curcio [7] Chief Brokerage Officer	2016	$ 184,231	$7,676,361 [8]	$ —	$ 875,184	$ 2,000	$ 8,737,776
Michael E. Foley [9] Chief Technology and Operations Officer	2016	$ 600,000	$ 799,964	$ —	$ 600,000	$ 11,570	$ 2,011,534
	2015	$ 592,308	$1,399,984	$ —	$ 700,000	$ 8,300	$ 2,700,592
	2014	$ 535,000	$ 549,980	$ —	$ 600,000	$ 7,872	$ 1,692,852
Paul T. Idzik [10] Former Chief Executive Officer	2016	$ 734,615	$3,999,959	$ —	$ —	$6,174,602	$10,909,176
	2015	$1,000,000	$ —	$ —	$4,500,000	$ 62,029	$ 5,562,029
	2014	$1,000,000	$ —	$ —	$4,250,000	$ 8,458	$ 5,258,458

[1] Amounts reported in this column constitute the aggregate grant date fair value of each award calculated in accordance with FASB ASC Topic 718. For more information regarding the assumptions used in determining the fair value of awards, please refer to *Note 1-Organization, Basis of Presentation and Summary of Significant Accounting Policies* within Item 8. Financial Statements and Supplementary Data contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 22, 2017. For grants made in 2016, the stock awards reported in this column were in the amounts set forth in the "Grants of Plan Based Awards" table below. The fair market value of the Common Stock (based on the average of the high and low sale prices) was $23.0750 per share for awards granted on February 5, 2016, $25.29 per share for awards granted on May 13, 2016 and $26.6950 per share for awards granted on September 12, 2016. The grant date fair value of PSUs included in this column assumes a payout at the target performance level. For additional information, including PSU awards at target and maximum performance on a per executive basis, refer to the "Grants of Plan-Based Awards Table," below.

[2] Non-equity incentive plan compensation reported for the applicable year was based on performance in that year, but paid in February of the following year.

[3] The amounts set forth in this column for 2016 represent, as applicable, (i) Company contributions to the Company's 401(k) plan; (ii) the cost of Company-provided umbrella liability insurance; (iii) for Mr. Lawson, certain commuting and relocation costs and $267,500 in board fees paid to him for service as Non-Executive Chairman of the Company from January 1, 2016 to September 12, 2016; and (iv) for Mr. Idzik, cash severance payments of $6,123,541, continued medical coverage with a value of $40,078 and spousal travel. In accordance with SEC rules, the compensation described in this table does not include medical, disability or group life insurance received by the NEOs that are available generally to all salaried employees of the Company.

[4] Mr. Lawson served as the Company's Non-Executive Chairman in 2016 until he was appointed as Executive Chairman of the Company effective September 12, 2016.

[5] The amount set forth for Mr. Lawson represents (i) DSUs having an aggregate grant date value of $149,995 that were granted to him on May 13, 2016 for his annual retainer for service as a Non-Executive Chairman of the Company, and (ii) RSUs and PSUs having an aggregate grant date value of $754,988 that were granted to him upon his appointment as Executive Chairman of the Company on September 12, 2016. Each aggregate grant date value amount was calculated in accordance with Footnote 1 to this table.

Mr. Roessner served as the Company's General Counsel in years 2014, 2015 and 2016 until he was appointed as Chief Executive Officer of the Company effective September 12, 2016.

(7) Mr. Curcio was appointed as Chief Brokerage Officer of the Company effective September 12, 2016 in connection with the Company's acquisition of OptionsHouse. Accordingly, all amounts reported in this table for Mr. Curcio reflect compensation paid for Mr. Curcio's employment with the Company from September 12, 2016 to December 31, 2016, except for amounts reported under "Non-Equity Incentive Plan Compensation" which consist of (i) a cash bonus of $500,000 payable for his service as our Chief Brokerage Officer effective on September 12, 2016 and (ii) a cash bonus of $375,184 payable for his service with OptionsHouse prior to September 12, 2016.

(8) The amount set forth in this column represents, in connection with our acquisition of OptionsHouse, a one-time equity award grant to Mr. Curcio consisting of RSUs, which approximated the unvested portion of a profit sharing plan award from his prior employer. The award will vest ratably on each of the first three anniversaries of the grant date.

(9) Mr. Foley served as the Company's Chief Administrative Officer in years 2014, 2015 and 2016 until he was appointed as Chief Technology and Operations Officer effective September 12, 2016.

(10) Mr. Idzik's employment with the Company terminated effective September 12, 2016.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Dollars expressed in thousands and rounded to the nearest thousand) [1]			Estimated Future Payouts Under Equity Incentive Plan Awards (Number of Shares)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Equity Awards ($) [2]
		Threshold ($) [3]	Target ($) [3]	Maximum ($) [3]	Threshold (#)	Target (#)	Maximum (#) [4]		
Rodger A. Lawson	5/13/2016	250	500	750		—	—	5,931	149,995
	9/12/2016					17,044	34,088	11,238	754,988
Karl A. Roessner	2/5/2016	475	950	1,425		26,002	52,004	45,503	1,649,978
	9/12/2016							37,460	999,995
Michael A. Pizzi	2/5/2016	450	900	1,350		14,301	28,602	46,370	1,399,983
Michael J. Curcio	9/12/2016	179	357	536		—	—	287,558	7,676,361
Michael E. Foley	2/5/2016	300	600	900		13,867	27,734	20,801	799,964
Paul T. Idzik	2/5/2016	—	—	—		86,673	173,346	86,673	3,999,959

(1) Amounts listed in these columns do not represent amounts actually paid or that may be paid in the future. Rather, these amounts are the target award opportunities that were established under the Company's non-equity compensation plan for 2016 as discussed in the "Compensation Discussion and Analysis," above. Payments actually made for these opportunities in February 2017 for 2016 performance are listed in the "2016 Summary Compensation Table" under the "Non-Equity Incentive Plan Compensation" column for 2016.

(2) Amounts reported in this column constitute the aggregate grant date fair value of each award calculated in accordance with FASB ASC Topic 718. The grant date fair value of PSUs included in this column assumes a payout at the target performance level. These amounts are also disclosed in the "Stock Awards" column in the "2016 Summary Compensation Table" above.

(3) The Company's practice under its current plan is to pay its NEOs a non-equity incentive award in an amount that is at least equal to the threshold amount if performance goals are achieved but does not exceed the maximum amount.

(4) The grant date fair value of the PSUs assuming the maximum level of performance is achieved is equal to $909,979 for Mr. Lawson, $1,199,992 for Mr. Roessner, $659,991 for Mr. Pizzi, $639,962 for Mr. Foley and $3,999,959 for Mr. Idzik.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards			Stock Awards				
Name	Option Awards Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#) [1]	Market Value of Shares or Units of Stock That Have Not Vested ($) [2]	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [2]
Rodger A. Lawson								
				5,931	205,509	5/13/2016		
				11,238	389,397	9/12/2016		
						9/12/2016	17,044	590,575
Karl A. Roessner								
				17,407	603,153	2/6/2013		
				14,877	515,488	2/7/2014		
				31,106	1,077,823	2/6/2015		
				20,867	723,042	2/6/2015		
				45,503	1,576,679	2/5/2016		
				37,460	1,297,989	9/12/2016		
						2/6/2015	6,707	232,398
						2/5/2016	26,002	900,969
	3,712	14.60	2/11/2017					
	4,837	17.58	2/10/2018					
Michael A. Pizzi								
				9,161	317,429	2/6/2013		
				6,942	240,540	2/7/2014		
				19,442	673,665	2/6/2015		
				15,423	534,407	2/6/2015		
				46,370	1,606,721	2/5/2016		
						2/6/2015	4,958	171,795
						2/5/2016	14,301	495,530
	11,249	14.60	2/11/2017					
	11,727	17.58	2/10/2018					
Michael J. Curcio								
				287,558	9,963,885	9/12/2016		
Michael E. Foley								
				9,091	315,003	2/7/2014		
				18,145	628,724	2/6/2015		
				12,702	440,124	2/6/2015		
				20,801	720,755	2/5/2016		
						2/6/2015	4,082	141,441
						2/5/2016	13,867	480,492
Paul T. Idzik [4]								
				86,673	3,003,219	2/5/2016		
						2/5/2016	20,208	700,207

OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options during 2016 by our NEOs and vesting of other stock awards held by our NEOs during 2016:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Rodger A. Lawson (2)	—	—	5,173	128,368
Karl A. Roessner	—	—	90,266	2,031,452
Michael A. Pizzi	3,078	37,301	51,891	1,171,064
Michael J. Curcio	—	—	—	—
Michael E. Foley	—	—	29,823	688,166
Paul T. Idzik	—	—	437,956	11,442,170

PENSION BENEFITS AND DEFERRED COMPENSATION

We do not offer a defined benefit retirement plan to any of our employees, including our NEOs.

Although we have a non-qualified deferred compensation plan, during the fiscal year ended December 31, 2016, none of our NEOs elected to contribute to this plan and there were no aggregate withdrawals, distributions or balances as of December 31, 2016 with respect to any of our NEOs.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

Agreements with Named Executive Officers

Under the terms of their employment agreements and equity award agreements in effect as of December 31, 2016, each NEO is entitled to severance benefits in the event of (i) an involuntary termination of the NEO's employment without "Cause" (as defined in the employment agreement) or (ii) a voluntary termination of the NEO's employment due to an event of "Good Reason," in each case subject to the NEO signing a release of claims in favor of the Company. The term "Good Reason" is defined in the applicable agreement, but generally includes such events as a material decrease in compensation; a material, adverse change in the NEO's title, authority, responsibilities or duties; relocation; or a material breach by the Company of the agreement. If the termination occurs in anticipation of, or within two years following, a change in control (which we refer to as a "CIC Termination" below), the severance benefits are increased, as described below.

The severance benefits for our NEOs (other than for our Executive Chairman) include:

- A lump sum payment equal to one times (or two times upon a CIC Termination) the sum of the NEO's base salary and target cash bonus;

- A pro-rated annual cash bonus for the year of the termination based on our actual achievement of the applicable performance objectives for the full year;

- Continued medical coverage for 12 months following termination of employment (or 24 months following a CIC Termination) for NEOs except for our CEO;

- Continued medical coverage for 24 months following termination of employment or following a CIC Termination for our CEO;

- Continued vesting of time-based equity awards upon a termination that does not qualify as a CIC Termination, subject to the NEO's compliance with certain covenants;

- Immediate vesting of time-based equity awards upon a CIC Termination;

- Vesting and settlement of a pro-rated portion of PSUs for the 2016 performance period at the Company's actual performance level upon a termination that does not qualify as a CIC Termination; and

- Vesting and settlement of PSUs for the 2016, 2017 and 2018 performance periods at the target performance level upon a CIC Termination.

The severance benefits for our Executive Chairman include:

- Upon a termination other than a CIC Termination:

  ◦ A lump sum payment equal to the base salary payable to the Executive Chairman during the period commencing on the date of termination and ending on December 31, 2018;

  ◦ Continued payment of the cash bonuses that would have been payable to the Executive Chairman for the year of termination and each subsequent year through and including 2018 based on our actual achievement of the applicable performance objectives for each year;

  ◦ Continued medical coverage through December 31, 2018;

  ◦ Continued vesting of time-based equity awards, subject to the Executive Chairman's compliance with certain covenants; and

  ◦ Vesting and settlement of a pro-rated portion of PSUs for the 2016 performance period at the Company's actual performance level.

- Upon a CIC Termination:
    - A lump sum payment equal to two times the sum of the Executive Chairman's annual base salary and annual target cash bonus;
    - A pro-rated annual cash bonus for the year of the termination based on our actual achievement of the applicable performance objectives for the full year;
    - Continued medical coverage for 24 months following termination of employment;
    - Immediate vesting of time-based equity awards; and
    - Vesting and settlement of PSUs for the 2016 performance period at the target performance level.

In addition, under the employment agreements with our NEOs and our standard forms of equity award agreements for awards granted in 2016, the NEOs (or their estate, as applicable) are entitled to receive the accelerated vesting of certain equity awards and the payment of a pro-rata portion of the NEO's annual cash bonus in the event of the NEO's death or disability.

The following table shows the estimated value of benefits under each of the above scenarios, assuming the specified event occurred on December 31, 2016.

Name Event of Termination	Cash Payment	Accelerated Vesting of Equity [1]	Benefits [2]	Total [3]
Rodger A. Lawson				
Involuntary Termination	$5,500,000 [4]	$1,185,480	$ —	$ 6,685,480
CIC Termination	$5,500,000 [5]	$1,185,480	$ —	$ 6,685,480
Death/Disability	$ 500,000 [6]	$1,185,480	$ —	$ 1,685,480
Karl A. Roessner				
Involuntary Termination	$3,300,000 [4]	$6,326,894	$39,292	$ 9,666,186
CIC Termination	$5,650,000 [5]	$6,927,540	$39,292	$12,616,832
Death/Disability	$ 950,000 [6]	$6,326,894	$ —	$ 7,276,894
Michael A. Pizzi				
Involuntary Termination	$2,400,000 [4]	$3,709,733	$20,158	$ 6,129,891
CIC Termination	$3,900,000 [5]	$4,040,086	$40,316	$ 7,980,402
Death/Disability	$ 900,000 [6]	$3,709,733	$ —	$ 4,609,733
Michael J. Curcio				
Involuntary Termination	$2,157,500 [4]	$9,963,885	$ 7,301	$12,128,686
CIC Termination	$3,957,500 [5]	$9,963,885	$14,602	$13,935,987
Death/Disability	$ 357,500 [6]	$9,963,885	$ —	$10,321,385
Michael E. Foley				
Involuntary Termination	$1,800,000 [4]	$2,406,235	$20,158	$ 4,226,393
CIC Termination	$3,000,000 [5]	$2,726,574	$40,316	$ 5,766,890
Death/Disability	$ 600,000 [6]	$2,406,235	—	$ 3,006,235
Paul T. Idzik [7]	$6,123,541	$7,009,560 [8]	$40,078	$13,173,179

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[1] The market value of any equity awards that would vest on each event is based on an assumed price of $34.65 per share, which was the closing price of our Common Stock on December 30, 2016, which was the last trading day in 2016.

Consists of continued medical coverage for 12 months following involuntary termination and 24 months following a CIC Termination for Messrs. Pizzi, Curcio and Foley, and continued medical coverage for 24 months following involuntary termination or a CIC Termination for Mr. Roessner. Assumes a per month cost of $1,637 for Roessner, $1,680 for Messrs. Pizzi and Foley and $608 for Mr. Curcio. Mr. Lawson did not elect medical coverage in 2016.

(3)   Amounts listed in this column may be subject to reduction under Sections 280G and 4999 of the Internal Revenue Code.

(4)   For Messrs. Roessner, Pizzi, Curcio and Foley, represents one times the sum of salary and target bonus, plus pro-rated annual cash bonus for the year of termination. For Mr. Lawson, represents (i) base salary through December 31, 2018, and (ii) continued payment of annual cash bonuses through and including 2018, assuming achievement of performance goals at the target level for 2017 and 2018 bonuses.

(5)   For Messrs. Lawson, Roessner, Pizzi, Curcio and Foley, represents two times the sum of salary and target bonus, plus pro-rated annual cash bonus for the year of termination.

(6)   Consists of pro-rated target cash bonus for the year of termination. Because this scenario presumes the triggering event occurred on December 31, 2016, the pro-rated value is 100% of the target bonus for 2016.

(7)   All amounts reported for Mr. Idzik reflect actual amounts paid or to be paid as a result of his termination of employment effective September 12, 2016.

(8)   Includes accelerated vesting of certain RSU awards and the settlement of 2016 PSUs due to Mr. Idzik in connection with his termination. The market value of accelerated RSUs is based on a value of $28.1476 per share, which was the fair market value of our Common Stock on the date of acceleration. The market value of PSUs is based on a value of $34.97 per share, which was the fair market value of our Common Stock on the settlement date.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2016, regarding our equity compensation plans:

	Number of Securities To Be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders	3,335,543	$37.57	10,024,855
Equity compensation plans not approved by stockholders	—	—	—
Total	3,335,543	$37.57	10,024,855

(1)   Includes stock options, RSUs, and PSUs (at maximum performance level) but not restricted shares.

(2)   Excludes RSUs, PSUs and restricted stock, which have no exercise price.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures for Approval of Related Party Transactions

The Board has formally adopted a policy with respect to related party transactions that provides the framework under which such transactions are reviewed, approved or ratified. The policy applies to any transaction in which (1) the Company is a participant, (2) any related party (as defined in our policy, which includes the Company's directors, executive officers and stockholders owning more than 5% of our voting securities) has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under Item 404(a) of Regulation S-K. The Governance Committee is responsible for reviewing, approving and ratifying any related party transaction. The Governance Committee intends to approve only those related party transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders. The policy is available, without charge, from our Corporate Secretary and on our website at about.etrade.com in the "Corporate Governance" section.

There were no related party transactions identified for 2016.

LEGAL PROCEEDINGS

We are not involved in any legal proceedings in which any director or executive officer is adverse to the Company. Certain lawsuits we are involved in are discussed under *Note 21-Commitments, Contingencies and Other Regulatory Matters* within Item 8. Financial Statements and Supplementary Data in our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 22, 2017 with the SEC.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership of Common Stock and other equity securities of the Company with the SEC. Officers, directors and beneficial owners of more than 10% of any class of the Company's equity securities are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that all of our directors, executive officers and owners of more than 10% of our Common Stock complied with all Section 16(a) filing requirements during 2016.

STOCKHOLDER PROPOSALS

Stockholder Proposals to Be Considered for Inclusion in the Company's 2018 Proxy Materials. Stockholders may submit proposals for inclusion in the Company's proxy materials for the 2018 Annual Meeting of Stockholders in accordance with Exchange Act Rule 14a-8. To be considered for inclusion in our proxy materials for the 2018 Annual Meeting, stockholder proposals must be received no later than November 29, 2017 at the Company's offices located at Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120, Attention: Corporate Secretary, and must comply with all provisions of Rule 14a-8. If we do not receive a stockholder proposal by the deadline described above, the proposal may be excluded from our proxy materials for the 2018 Annual Meeting.

Other Stockholder Proposals for Presentation at the 2018 Annual Meeting. A stockholder proposal that is not submitted for inclusion in our proxy materials for the 2017 Annual Meeting of Stockholders, but is instead intended to be presented at the 2018 Annual Meeting, or that intends to submit a candidate for nomination as director at the 2018 Annual Meeting, must comply with the "advance notice" deadlines in our Bylaws. As such, notice of such business or nominations must be received by the Company no earlier than October 30, 2017 and no later than November 29, 2017 as set forth more fully in the Company's Bylaws, and must comply with the other requirements set forth in the Bylaws. Such notices must be in writing and received within the "advance notice" deadlines described above at the Company's offices located at Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120, Attention: Corporate Secretary.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

In accordance with its written charter as adopted by the Board, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. During the year ended December 31, 2016, the Audit Committee met 13 times and discussed the interim financial information contained in each quarterly earnings announcement with the Company's Chief Financial Officer and independent auditors prior to public release. The members of the Audit Committee, along with other members of the Board, receive director education from its independent auditors at least once a year. The Audit Committee is entirely made up of independent directors as defined in applicable SEC and Nasdaq rules, as well as the Company's Corporate Governance Guidelines. These independent directors meet in executive session with the Company's independent and internal auditors without management on at least a quarterly basis.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB"), discussed with the auditors any relationships that may impact their objectivity and independence, including whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence, and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with the independent auditors all communications required by accounting principles generally accepted in the United States of America, and standards of the PCAOB, including those described in Auditing Standard No. 1301, "Communications with Audit Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' audit of the consolidated financial statements. The Audit Committee also discussed the results of internal audit examinations.

The Audit Committee reviewed and discussed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2016, with management and the independent auditors. Management has the responsibility for the preparation of the Company's consolidated financial statements and the independent auditors have the responsibility for the audit of those statements.

Based on the above-mentioned review and discussions with management, the internal auditors and the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2016, for filing with the SEC. The Audit Committee also recommended the reappointment, subject to stockholder ratification, of the independent auditors, and the Board concurred in such recommendation.

Submitted by the Audit Committee of the Company's Board of Directors:

> Joseph L. Sclafani, Chair
> Richard J. Carbone
> Frederick W. Kanner
> James Lam
> Donna L. Weaver

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 11, 2017

The Notice of Internet Availability, the Proxy Statement and the Company's 2016 Annual Report are available at www.proxyvote.com.

ANNUAL REPORT ON FORM 10-K

On February 22, 2017, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2016 with the SEC. Stockholders may obtain a copy of the 2016 Annual Report, as well as copies of this Proxy Statement and a proxy card, without charge on the Company's website at about.etrade.com, by writing to the Corporate Secretary, at the Company's offices located at Ballston Tower, 671 North Glebe Road, 12th Floor, Arlington, VA 22203-2120, emailing ir@etrade.com or calling us at (646) 521-4340.

OTHER MATTERS

Management does not know of any matters to be presented at this Annual Meeting other than those set forth herein and in the Notice accompanying this Proxy Statement.